     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 24, 1996

                                                      REGISTRATION NO. 333-06493
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                 PRE-EFFECTIVE
                                AMENDMENT NO. 2
                                       TO
                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                         AGOURON PHARMACEUTICALS, INC.
             (Exact name of registrant as specified in its charter)

          CALIFORNIA                33-0061928
 (State or other jurisdiction    (I.R.S. Employer
     of incorporation or          Identification
        organization)                  No.)

                         ------------------------------
           10350 NORTH TORREY PINES ROAD, LA JOLLA, CALIFORNIA 92037
                                 (619) 622-8000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 PETER JOHNSON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         AGOURON PHARMACEUTICALS, INC.
           10350 NORTH TORREY PINES ROAD, LA JOLLA, CALIFORNIA 92037
                                 (619) 622-8000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------
                                   COPIES TO:

        Harry J. Proctor, Esq.                   Jeffrey S. Marcus, Esq.
  FERRIS, BRITTON & PROCTOR, A P.C.                Laura M. Perz, Esq.
         401 West "A" Street                     MORRISON & FOERSTER LLP
              Suite 1600                       1290 Avenue of the Americas
     San Diego, California 92101              New York, New York 10104-0012

                         ------------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

                                                                 PROPOSED
 TITLE OF EACH CLASS OF SECURITIES TO                            MAXIMUM         PROPOSED MAXIMUM       AMOUNT OF
                  BE                       AMOUNT TO BE       OFFERING PRICE    AGGREGATE OFFERING     REGISTRATION
              REGISTERED                  REGISTERED (1)      PER SHARE (2)         PRICE (2)            FEE (3)
Common Stock, no par value............      2,875,000             $39.25           $112,843,750          $38,912

(1) Includes 375,000 shares of Common Stock that the Underwriters have the option to purchase to cover over-allotments, if any.

(2) Calculated in accordance with Rule 457(c) under the Securities Act of 1933.

(3) Registration fee has been previously paid.
                         ------------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A) MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION

                   PRELIMINARY PROSPECTUS DATED JULY 24, 1996


                                2,500,000 SHARES

                                     [LOGO]
                                  COMMON STOCK
                                ----------------


    All of the shares of Common Stock offered hereby are being sold by Agouron Pharmaceuticals, Inc. The Common Stock is traded on The Nasdaq Stock Market under the symbol AGPH. On July 22, 1996, the closing sale price of the Common Stock as reported by Nasdaq was $35.81 per share. See "Price Range of Common Stock and Dividend Policy."


    THESE SECURITIES INVOLVE A HIGH DEGREE  OF RISK. SEE "RISK FACTORS" AT  PAGE
5.

                               -----------------

THESE    SECURITIES   HAVE   NOT   BEEN   APPROVED   OR   DISAPPROVED   BY   THE
  SECURITIES   AND    EXCHANGE   COMMISSION    OR   ANY    STATE    SECURITIES
     COMMISSION   NOR  HAS  THE  SECURITIES   AND  EXCHANGE  COMMISSION  OR
       ANY  STATE  SECURITIES   COMMISSION  PASSED   UPON  THE   ACCURACY
          OR  ADEQUACY  OF  THIS  PROSPECTUS.  ANY  REPRESENTATION  TO
                           THE CONTRARY IS A CRIMINAL OFFENSE.

                                                         UNDERWRITING
                                        PRICE TO         DISCOUNTS AND       PROCEEDS TO
                                         PUBLIC         COMMISSIONS(1)       COMPANY(2)
Per Share.........................          $                  $                  $
Total.............................          $                  $                  $
Total Assuming Full Exercise of             $                  $                  $
 Over-Allotment Option(3).........

(1) See "Underwriting."
(2) Before deducting expenses estimated at $350,000, which are payable by the Company.
(3) Assuming exercise in full of the 45-day option granted by the Company to the Underwriters to purchase up to 375,000 additional shares, on the same terms, solely to cover over-allotments. See "Underwriting."

                              -------------------

    The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to their right to reject orders in whole or in part. It is expected that delivery of the Common Stock offered hereby will be made in New York City on or
about          , 1996.
                              -------------------

PAINEWEBBER INCORPORATED                                      ALEX. BROWN & SONS
                                                                 INCORPORATED

                              -------------------

                THE DATE OF THIS PROSPECTUS IS           , 1996.

    IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ STOCK MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ STOCK MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."
                              -------------------

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's regional offices: Chicago Regional Office, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661; and New York Regional Office, Room 1400, 75 Park Place, New York, New York 10007. Copies of such materials can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Common Stock of the Company is quoted on The Nasdaq Stock Market, and such material may also be inspected at the offices of Nasdaq Operations, 1735 "K" Street, N.W., Washington, D.C. 20006.

    The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits thereto, which may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE


    Agouron's Annual Report on Form 10-K for the fiscal year ended June 30, 1995, the Company's Quarterly Reports on Form 10-Q for the quarters ended September 30, 1995, December 31, 1995 and March 31, 1996, and Current Report on Form 8-K filed June 21, 1996 as amended by Form 8-K/A filed July 12, 1996, and the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A having an effective date of June 16, 1987 (file number 0-15609), are hereby incorporated by reference in this Prospectus, except as superseded or modified herein. All documents filed with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering, shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus. Agouron will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been or may be incorporated by reference herein (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Such requests should be directed to the Chief Financial Officer at Agouron's executive offices at 10350 North Torrey Pines Road, La Jolla, California 92037; (619) 622-8000.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED. EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE DISCUSSION IN THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES, INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS."

                                  THE COMPANY

    Agouron Pharmaceuticals, Inc. ("Agouron" or the "Company") is a pioneer and leader in technologies for the atom by atom design of novel synthetic drugs based upon the molecular structures of target proteins which play key roles in human disease. The Company is conducting phase II/III clinical trials of two drugs generated by these design technologies: VIRACEPT-TM- (nelfinavir mesylate) for treatment of HIV infection and THYMITAQ-TM- (formerly AG337) for treatment of malignant solid tumors. In addition, eight preclinical programs are in progress for discovery or development of other new drugs in the fields of cancer, viral disease and inflammatory disease.

    Viracept, an orally administered inhibitor of the enzyme HIV protease, is the subject of pivotal phase II/ III clinical studies evaluating the anti-HIV activity and safety of two alternative doses of the drug for six months principally in combination with approved anti-HIV drugs in more than 700 HIV-infected subjects in the United States. If successful, these studies could lead to the submission of a New Drug Application ("NDA") to the U.S. Food and Drug Administration ("FDA") for Viracept in the first quarter of calendar 1997. In a series of shorter, smaller, pilot phase II studies, comparable doses of Viracept taken alone or in combination with other anti-HIV drugs produced profound reductions in the amount of HIV detectable in the blood of patients and significant increases in their CD4+ T cell counts. Viracept was reported to be safe and well tolerated in the pilot studies. Agouron is presently preparing to market and sell Viracept in North America if and when approved by FDA.

    Agouron is developing Viracept in collaboration with the pharmaceutical division of Japan Tobacco, Inc. ("JT"). In collaboration with JT, Agouron is also engaged in the discovery of drugs for treatment of infections caused by hepatitis C and by herpes viruses. Under agreements with JT, Agouron retains exclusive commercial rights to these anti-viral products in the United States, Canada and Mexico, generally subject to the payment either of royalties or a share of profits to JT.

    Thymitaq, an inhibitor of the enzyme thymidylate synthase ("TS"), is presently the subject of phase II/ III clinical studies evaluating the drug as a chemotherapeutic agent for treatment of malignant solid tumors associated with cancer of the liver (hepatocellular carcinoma) and cancer of the head/neck. Previously, six small phase II clinical studies evaluated 5-day courses of treatment with Thymitaq administered intravenously in patients with malignant solid tumors associated with cancer of the colon, lung, liver, pancreas, prostate or head/neck. Tumor reductions of greater than 50% were observed in patients with head/neck cancer, liver cancer, lung cancer and colon cancer. Stabilization of disease was observed in a majority of the remaining evaluable patients in all groups studied. An oral formulation of Thymitaq is also being developed by the Company. If successful, the phase II/III pivotal clinical trials could lead to submission of a NDA for Thymitaq in calendar 1998. Agouron intends to engage in the sales and marketing of Thymitaq in North America if and when approved by FDA.

    In June 1996, Agouron signed a binding letter of intent with Hoffmann-LaRoche Inc. and F. Hoffmann-La Roche Ltd, subsidiaries of Roche Holding Ltd ("Roche"), providing for the collaborative development and commercialization of Thymitaq and of the Agouron anti-cancer compound designated AG3340 currently under preclinical development. Under provisions of this letter of intent, Agouron is to receive initial license fees and additional development milestone payments from Roche. Roche has agreed to bear 80% of future costs of developing these drugs. Agouron and Roche will cooperatively market the two compounds for cancer indications and share profits in North America, while Roche has exclusive marketing rights for cancer indications to these compounds outside North America, subject to the payment of royalties to Agouron. Roche also is to provide annual research funding support and subsequent milestone payments to Agouron for similar commercial rights for all indications in compounds which are generated in a collaborative research program focused on cell cycle control.

                                  THE OFFERING

Common Stock Offered by the
 Company..........................  2,500,000  shares of Common Stock, no par value ("Common
                                    Stock")
Common Stock to be Outstanding
 after the Offering...............  13,231,700 shares (1)
Use of Proceeds...................  To fund the manufacturing, marketing and working capital requirements associated with the anticipated  commercial
                                    launch of Viracept; for preclinical and clinical product
                                    development  activities;  and for  capital expenditures,
                                    working capital and other corporate purposes. See Use of
                                    Proceeds.
Nasdaq Stock Market Symbol........  AGPH

- ------------------------
(1) Based on the shares outstanding at June 30, 1996. Excludes (i) approximately 3,414,400 shares of Common Stock issuable upon the exercise of options outstanding at June 30, 1996 under the Company's stock option plans (ii) 218,801 shares of Common Stock available for future grants under such plans and (iii) 156,414 shares available for purchase under the Company's Employee Stock Purchase Plan.

                         SUMMARY FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                             NINE MONTHS
                                                              FISCAL YEAR ENDED JUNE 30,                   ENDED MARCH 31,
                                                ------------------------------------------------------  ---------------------
                                                  1991       1992       1993       1994        1995       1995        1996
                                                ---------  ---------  ---------  ---------  ----------  ---------  ----------
STATEMENT OF OPERATIONS DATA:
Revenues......................................  $   4,795  $   6,847  $   9,970  $  17,651  $   27,961  $  20,263  $   30,985
Research and development costs and expenses...      9,353     13,142     17,404     23,957      36,317     24,352      43,780
Net loss......................................     (6,621)    (9,132)    (9,829)    (9,462)    (12,939)    (7,285)    (17,661)
Net loss per common share.....................      (1.42)     (1.47)     (1.40)     (1.31)      (1.77)     (1.00)      (1.84)
Shares used in computing net loss per common
 share........................................      4,674      6,199      6,997      7,241       7,296      7,286       9,574

                                                                                              MARCH 31, 1996
                                                                                        --------------------------
                                                                                          ACTUAL    AS ADJUSTED(1)
                                                                                        ----------  --------------
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments.....................................  $  104,656    $  203,006
Working capital.......................................................................      72,116       170,466
Total assets..........................................................................     113,191       211,541
Long-term liabilities.................................................................       1,863         1,863
Stockholders' equity (2)..............................................................      76,196       174,546

- ------------------------

(1) As adjusted to give effect to the sale of 2,500,000 shares of Common Stock in this offering assuming a public offering price of $42.00 per share and net proceeds of approximately $98,350,000.

(2) The Company has never declared or paid dividends on its Common Stock.

                                  RISK FACTORS

    AN INVESTMENT IN THE SHARES BEING OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK
FACTORS, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, BEFORE PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THESE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE FOLLOWING "RISK FACTORS" SECTION AND IN "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS."

EARLY STAGE OF PRODUCT DEVELOPMENT; UNCERTAINTY OF PRODUCT DEVELOPMENT AND MARKET ACCEPTANCE; TECHNOLOGICAL UNCERTAINTY

    The Company has not yet completed the development of any products. While the Company has received regulatory approval to begin human clinical testing for certain of its compounds, these and other compounds currently being developed by the Company will require further research and development, including extensive additional preclinical and human clinical testing, prior to submission of any regulatory application for commercial sale of such compounds. There can be no assurance that further research and development will be successful or will result in drugs that will qualify for approval by regulatory authorities for commercial sale. In addition, clinical testing of a pharmaceutical product is itself subject to approvals by various governmental regulatory authorities. No assurance can be given that the Company will be permitted by regulatory authorities to conduct planned additional clinical testing of the Company's compounds in any particular country of the world, including the United States, or that, if permitted, such additional clinical testing will prove that such drugs are safe and efficacious to the extent necessary to permit the Company to obtain marketing approvals for them from regulatory authorities. The Company may encounter problems or delays relating to research and development, regulatory approval and manufacturing and the failure to address such problems or delays could have a material adverse effect on the Company's business and prospects. Even if FDA and foreign regulatory approvals for the marketing of any products being developed by the Company are obtained, there can be no assurance that such products will be accepted and successful in the marketplace.

    While the Company believes it has demonstrated the utility of certain of its potential products in preclinical testing and in phase I and phase II human clinical trials, extensive further clinical testing of these potential products is required before the Company can seek marketing approval from regulatory authorities. Furthermore, results obtained in preclinical studies or in phase I and phase II human clinical trials are not necessarily indicative of results that will be obtained in subsequent or more extensive preclinical or clinical testing. Furthermore, one of the Company's potential products, Viracept, is an HIV protease inhibitor which is currently being tested in large-scale clinical trials. Technological uncertainty exists regarding the development of resistance to HIV protease inhibitors by human subjects. There can be no assurance that disease resistance will not limit the efficacy of the Company's HIV protease inhibitor. Within the pharmaceutical industry, treatment of the disease indications being pursued by the Company, especially HIV infection, AIDS and cancer, has proven difficult. There can be no assurance that drugs resulting from the approach of protein structure-based drug design employed by the Company will overcome the difficulties of drug discovery and development in these or other fields or result in commercially successful products. No drug discovered by use of structure-based drug design has yet been successfully developed, approved by FDA or marketed.

UNCERTAINTY ASSOCIATED WITH PRECLINICAL AND CLINICAL TESTING

    Before seeking regulatory approvals for the commercial sale of any of its products, Agouron must undertake extensive preclinical and clinical testing to demonstrate their safety and efficacy in humans. To date, the Company has conducted preclinical testing of certain of its drugs including AG3340 and AG2034 and has tested Viracept and Thymitaq in phase I and phase II clinical studies in Europe and the United States. The results of such testing of these and other products under development by the Company are not necessarily predictive of results that will be obtained from subsequent or more extensive preclinical and clinical testing. Additionally, the Company has made and may in the future make changes to the formulation of its drugs and/or to the processes for manufacturing its drugs. Any such changes in formulation or manufacturing processes could result in delays in conducting further preclinical and clinical testing, in unexpected adverse results in further preclinical and clinical testing, and/or in additional development expenses. Furthermore, there can be no assurance that clinical studies of products under development will demonstrate the safety and efficacy of such products at all or to the extent necessary to obtain regulatory approvals of such products. Companies in the industry have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. The failure to adequately demonstrate the safety and efficacy of a therapeutic product under development could delay or prevent regulatory approval of the product, and would have a material adverse effect on the Company.

    Any drug is likely to produce some toxicities or undesirable side effects in animals and in humans when administered at sufficiently high doses and/or for sufficiently long periods of time. In an attempt to evaluate the potential toxicities or side effects of Viracept and Thymitaq, the Company has conducted toxicology studies of these compounds in animals. On the basis of results to date from such toxicological studies, the Company has selected for human clinical testing dose levels of its drugs and periods of exposure to its drugs which, in the Company's judgment, are unlikely to produce unacceptable toxicities or side effects in humans. However, there can be no assurance that unacceptable toxicities or side effects will not occur at any dose level at any time in the course of toxicological studies or of human clinical trials of the Company's drugs. The appearance of any such unacceptable toxicities or side effects in toxicology studies or in human clinical trials could cause the Company or regulatory authorities to interrupt, limit, delay or abort the development of any of the Company's drugs and could ultimately prevent their being approved by FDA or foreign regulatory authorities for any or all targeted indications. Even after being approved by FDA or foreign regulatory authorities, products may later exhibit adverse effects that prevent their widespread use or necessitate their withdrawal from the market. There can be no assurance that any products under development by the Company will be safe when administered to patients.

    The rate of completion of clinical trials is dependent upon, among other factors, the rate of enrollment of patients. Patient accrual is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study and the existence of competitive clinical trials. Delays in planned patient enrollment in the Company's current trials or future clinical trials may result in increased costs, program delays or both, which could have a material adverse effect on the Company. There can be no assurance that if clinical trials are completed the Company will be able to submit a NDA as scheduled or that any such application will be reviewed and approved by FDA in a timely manner, or at all.

HISTORY OF OPERATING LOSSES

    To date, most of the Company's revenues have consisted of funds received pursuant to collaborative research and development arrangements, grants from the National Institutes of Health ("NIH") and interest income. The Company has not generated revenues from the commercialization of any products. The Company has had net operating losses since its inception and, as of March 31, 1996, had an accumulated deficit of $81,183,000. The Company expects to continue to incur substantial and increasing net operating losses for at least the next two years. Such losses may fluctuate from quarter to quarter depending on several factors including the status of the Company's research, development and clinical trial programs and on the timing and receipt of fees from collaborative relationships. Such losses will continue unless and until such time as product approvals are obtained and product sales generate sufficient revenue to offset expenses and generate sufficient cash flow to fund continuing operations. The Company's ability to achieve a profitable level of operations is dependent on successfully completing the development of certain of its products. There can be no assurance that any or all of these events will occur or that the Company will ever achieve product revenues or profitable operations.

ADDITIONAL FINANCING REQUIREMENTS AND ACCESS TO CAPITAL

    The Company has expended more than $160,000,000 on research and development activities and intends in the future to expend substantial additional funds to continue research and development activities, conduct preclinical studies and tests, conduct human clinical trials, establish manufacturing, sales and marketing capabilities and market any approved products. Additional funds may be required in connection with collaborative arrangements with others and for working capital and other general corporate needs.

    The Company believes that its current capital resources, existing contractual commitments and the net proceeds of this offering will enable it to maintain its current and planned operations through at least fiscal 1998. No assurance can be given that there will be no change in the Company's operations that would consume available resources more rapidly than anticipated. Additional funding may be required before the commercialization of any products. The Company's future capital requirements will depend on many factors, including the progress of research and development, the scope and results of preclinical studies and clinical trials, the cost, timing and outcome of regulatory reviews, the rate of technological advances, the market acceptance of any approved Company products, administrative and legal expenses and competitive factors. To the extent the Company's capital resources are insufficient to meet current or planned operating requirements, the Company will seek to obtain additional funds through equity or debt financings, collaborative or other arrangements with corporate partners, licensees and others, and from other sources, which may have the effect of diluting the holdings of existing shareholders. No assurance can be given that additional financing will be available when needed or on terms acceptable to the Company. If adequate funds are not available, the Company may be required to delay or eliminate expenditures for certain of its programs or to license third parties to commercialize products or technologies that the Company would otherwise seek to develop and commercialize itself, any of which would have a material adverse effect on the Company. See "Use of Proceeds."

DEPENDENCE ON OTHERS

    The Company's strategy for development and commercialization of certain of its products entails entering into various arrangements with corporate partners, licensees and others, and upon the subsequent success of these partners, licensees and others in performing preclinical and clinical testing, obtaining regulatory approvals, manufacturing and marketing. These arrangements may require the Company to transfer certain material rights to such corporate partners, licensees and others. In the event the Company determines to license or sublicense certain of its commercial rights, there can be no assurance such arrangements will not result in reduced product revenue to the Company. While the Company believes its partners, licensees and others will have an economic motivation to succeed in performing their contractual responsibilities, the amount and timing of resources to be devoted to these activities will be controlled by others. Consequently, there can be no assurance that any revenues or profits will be derived from such arrangements, that any of the Company's current strategic arrangements will be continued or not terminated early or that the Company will be able to enter into future collaborations.

    Under the provisions of certain agreements entered into between the Company and JT, JT has agreed to collaborate on the development, commercialization and marketing of certain novel therapeutic drugs including Viracept, anti-hepatitis C and anti-herpes drugs and to make certain payments related thereto to the Company. In the event JT fails to make any of the anticipated payments, or otherwise delays in the making of any of the payments, such event could have a material adverse effect on the Company. See "Business -- Research and Development Agreements -- Japan Tobacco Inc."

    Additionally, under the provisions of the binding letter of intent with Roche, Roche and Agouron have agreed to collaborate on the development and commercialization of Thymitaq and the Agouron anti-cancer compound designated AG3340 and in a collaborative research program focused on cell cycle control. Roche is obligated to make certain payments under the provisions of the binding letter of intent to the Company. Definitive terms of this collaboration must be negotiated by the parties. In the event Roche and the Company are unable to reach agreement on definitive terms of this collaboration or Roche terminates its rights under a development program or fails to make any of the anticipated payments, or otherwise delays in the making of any of the payments, such event could have a material adverse effect on the Company. See "Business -- Research and Development Agreements -- Roche."

LACK OF MANUFACTURING EXPERIENCE

    The Company has not yet manufactured at a commercial scale and currently does not have the facilities to manufacture its product candidates in commercial quantities under current good manufacturing practices ("GMP") prescribed by FDA. However, the Company intends to fulfill its commercial manufacturing requirements through contract manufacturing relationships. To be successful, if approved by FDA, the Company's products must be manufactured in commercial quantities under GMP and at acceptable costs.

Although the Company is producing clinical quantities of certain chemical compounds in certain of its laboratory facilities that have undergone GMP inspections and been approved by the State of California, and has business relationships with manufacturers to supply significant portions of its clinical trial material requirements, the current facilities and existing manufacturing relationships of the Company are not adequate to meet anticipated commercial production needs. Therefore, the Company will be dependent upon its collaborators and licensees or upon contract manufacturers for the commercial manufacture of products it may develop. The Company has no experience in such commercial manufacturing and related matters and no assurance can be given that the Company will be able to arrange for contract manufacturing or that adequate supplies of raw materials will be available. In the event the Company is unable to obtain contract manufacturing on acceptable terms, its ability to commercialize or timely deliver its products at acceptable cost may be adversely affected.

LACK OF SALES AND MARKETING CAPABILITIES

    While the Company is currently developing a sales and marketing force, it has no experience in the sales, marketing and distribution of pharmaceutical products and may have to rely on collaborators and licensees or on arrangements with others to provide for the sales, marketing and distribution of any products approved by FDA or foreign regulatory authorities. There can be no assurance that the Company will be able to establish sales, marketing and distribution capabilities or make arrangements with its collaborators, licensees or others to perform such activities or that such efforts will be successful. Further, there can be no assurance that any products, if approved, will gain market acceptance. The Company's results of operations and cash flows will be highly dependent upon the timing and extent of Viracept sales.

PATENTS AND PROPRIETARY TECHNOLOGY

    The Company seeks to protect its proprietary technology by means of patents, trade secrets and unpatented proprietary know-how. The Company has applied for, and will in the future apply for, United States and foreign patents for certain of its technology and products. Most of the Company's products are expected to be synthetic chemical compounds, the patentability of which will be determined under principles and procedures well established by the United States Patent Office under United States patent law. No assurance can be given that the Company's patent applications will issue as patents or that any patents that may be issued will provide Agouron with adequate protection for the covered products or technology.

    Many of the processes and much of the know-how of importance to the Company's technology are dependent upon the skills, knowledge and experience of its scientific and technical personnel; such skills, knowledge and experience are not patentable. To help protect its rights, the Company requires all employees, significant consultants and advisors, and collaborators to enter into confidentiality agreements with Agouron. There can be no assurance, however, that these agreements will provide adequate protection for the Company's trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure. Further, the Company may be exposed to competitors who independently develop substantially equivalent technology or otherwise gain access to the Company's trade secrets, know-how or other proprietary information. The commercial success of the Company will also depend in part on not infringing patent or proprietary rights of others and not breaching any licenses granted to the Company. There can be no assurance that the Company's activities will not infringe on the patents or proprietary rights of others. Furthermore, there can be no assurance that the Company will be able to obtain a license to any technology that it may require to conduct its business or that, if obtainable, such technology can be licensed at a reasonable cost. Failure by the Company to obtain a license to any technology that it may require to commercialize any of its products may have a material adverse effect on the Company.

    The cost of obtaining and enforcing patent protection and of protecting proprietary technology may involve a substantial commitment of the Company's resources. Any such commitment may divert resources from other areas of the Company.

TECHNOLOGICAL CHANGE AND INTENSE COMPETITION

    The pharmaceutical and biotechnology industries are subject to intense competition and rapid technological change. The Company believes that industry-wide interest in the application of protein structure-based drug design and related technology will continue and may accelerate as the technology becomes more widely understood. Competitors of the Company in the United States and abroad are numerous and include, among others, pharmaceutical, biotechnology and chemical companies, universities and other research organizations. For example, HIV protease inhibitors developed by Abbott Laboratories, Inc., Merck & Co., Inc. and Roche are currently being marketed. There can be no assurance that these and other competitors will not have products or succeed in developing technologies and products that are more effective than any which have been or are being developed by the Company or which would render the Company's technology and products obsolete and noncompetitive.

    Many of the Company's competitors have substantially greater financial and technical resources and production and marketing capabilities and experience than the Company. In addition, many of the Company's competitors have significantly greater experience than the Company in conducting preclinical testing and human clinical trials of new pharmaceutical products and in obtaining FDA and other regulatory approvals of products. Accordingly, certain of the Company's competitors may succeed in obtaining regulatory approval for products more rapidly or effectively than the Company. If the Company commences commercial sales of its products, it will also be competing with respect to manufacturing efficiency and sales and marketing capabilities, areas in which it currently has no experience.

GOVERNMENT REGULATION

    Preclinical studies, clinical trials and the production and marketing of the Company's products and its ongoing research and development activities are subject to regulation by numerous governmental authorities in the United States and other countries. Rigorous preclinical and clinical testing and obtaining regulatory approvals can take many years and require the expenditure of substantial resources. Failures or delays by the Company or its collaborators or licensees in obtaining regulatory approvals would adversely affect the marketing of products developed by the Company and the Company's ability to receive product revenues or royalties. Further, there can be no assurance that the Company or its collaborators or licensees will be able to obtain necessary regulatory approvals. There can be no assurance that clinical data will be accepted by regulatory agencies or that any approvals will be granted on a timely basis, if at all. Any significant delays or requests to provide additional data in the approval process could have a material adverse effect on the Company. See "Business -- Government Regulation."

    If regulatory approval of a drug is obtained, such approval may involve limitations and restrictions on the drug's use. In addition, any marketed drug and its manufacturer are subject to continual governmental review and any subsequent discovery of previously unrecognized problems could result in restrictions on the product or manufacturer, including, without limitation, withdrawal of the product from the market. Failure of the Company to comply with applicable regulatory requirements can, among other things, result in fines, suspension of regulatory approvals, product recalls, seizure of products, operating restrictions or criminal prosecution.

    Additionally, the Company is or may become subject to various federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with Agouron's research and development work. The Company is unable to predict the extent of restrictions that might arise from any governmental or administrative action.

UNCERTAINTY OF THIRD-PARTY REIMBURSEMENT AND PRODUCT PRICING

    The Company's ability to commercialize products successfully will depend in part on the availability of reimbursement of the costs of such products and related treatments at acceptable levels from government authorities, private health insurers and other organizations, such as health maintenance organizations ("HMOs"). There can be no assurance that reimbursement in the United States or foreign countries will be available for any products the Company may develop or, if available, will not be decreased in the future, or that reimbursement amounts will not reduce the demand for, or the price of, the Company's products, thereby adversely affecting the Company's business.

    Third-party payors are increasingly challenging the prices charged for medical products and services. Also, the trend toward managed health care in the United States and the concurrent growth of organizations, such as HMOs, which can control or significantly influence the purchase of health care services and products, as well as legislative proposals to reform health care or reduce government insurance programs, may result in lower prices for pharmaceutical products. The cost containment measures that health care providers are instituting and the effect of any health care reform could materially adversely affect the Company's ability to sell its products if successfully developed and approved. Moreover, the Company is unable to predict what additional legislation or regulation, if any, relating to the health care industry or third-party coverage and reimbursement may be enacted in the future or what effect such legislation or regulation would have on the Company's business.

PRODUCT LIABILITY; LIMITED INSURANCE COVERAGE

    The testing, marketing and sale of human health care products entail an inherent risk of allegations of product liability and there can be no assurance that product liability claims will not be asserted against the Company, its collaborators or its licensees. The Company currently has only limited amounts of product liability insurance for clinical trials and currently does not have product liability insurance for commercial sales. There can be no assurance that the Company will be able to obtain or maintain product liability insurance on acceptable terms or that such insurance will provide adequate coverage against any potential claims. Furthermore, there can be no assurance that any collaborators and licensees of Agouron will agree to indemnify the Company, be sufficiently insured or have a sufficient net worth to protect the Company from any product liability claims.

USE OF HAZARDOUS MATERIALS

    The Company's research and development activities involve the controlled use of hazardous materials, chemicals, viruses and various radioactive compounds. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any liability could have a material adverse effect on the Company.

ATTRACTION AND RETENTION OF PERSONNEL

    The future success of the Company will depend in large part on its ability to continue to attract and retain highly qualified scientific, technical and managerial personnel. Competition for such personnel is intense and there can be no assurance that Agouron will be able to attract and retain the personnel necessary for the development of its business. In addition, much of the know-how developed by the Company resides in its scientific and technical personnel and such know-how is not readily transferable to other scientific and technical personnel. Further, the Company's anticipated growth and expansion into areas and activities requiring additional expertise, such as manufacturing and marketing, will require the addition of new technical and management personnel and the development of additional expertise by existing personnel. The loss of or failure to recruit scientific, technical and managerial personnel could have a material adverse effect on the Company.

DILUTION; ABSENCE OF DIVIDENDS

    Purchasers of shares of Common Stock in this offering will experience immediate and substantial dilution in the net tangible book value of their shares. Further dilution will occur upon the exercise of outstanding stock options, the expiration dates of which do not occur for a number of years. The Company has never declared or paid dividends on its Common Stock to date and does not anticipate paying any dividends in the foreseeable future. See "Dilution."

VOLATILITY OF STOCK PRICE

    The market price of the Common Stock has in recent years fluctuated significantly and it is likely that the price of the Common Stock will fluctuate in the future. Announcements by the Company or others regarding existing and future collaborations, results of clinical trials, scientific discoveries, technological innovations, commercial products, patents or proprietary rights or regulatory actions may have a significant adverse effect on the market price of the Common Stock. Fluctuations in financial performance from period to period also may have a significant impact on the market price of the Common Stock.

                                USE OF PROCEEDS

    The net proceeds to be received by Agouron from the sale of the Common Stock offered hereby, after deducting estimated underwriting discounts and commissions and offering expenses, are estimated to be $98,350,000 ($113,150,000 if the Underwriters' over-allotment option is exercised in full) at an assumed public offering price of $42.00 per share. The Company currently intends to use the net proceeds in the following approximate amounts: manufacturing and inventory commitments for the commercial launch of Viracept, $45,000,000; Viracept product development and clinical testing, $25,000,000; sales and marketing infrastructure, $15,000,000; capital equipment and facilities, including scientific equipment and computers, $5,000,000; and the balance of the net proceeds, if any, will be added to the Company's working capital and made available for general corporate purposes. The amounts actually expended for each purpose may vary significantly depending upon a number of factors, including the status of competitive products, the progress of the Company's development programs, timing of regulatory approvals, technological advances and determinations as to the commercial potential of the Company's products. The Company reserves the right to reallocate the proceeds of this offering in response to these and related contingencies. To the extent the offering proceeds are less than estimated herein, the Company would expect to reduce the proceeds allocated to the sales and marketing infrastructure and capital equipment. The Company believes that its current capital resources, existing contractual commitments and the net proceeds of this offering will enable it to maintain its current and planned operations through at least fiscal 1998. Additional funding may be required before the Company generates significant positive cash flows from commercial activities. See "Risk Factors -- Additional Financing Requirements and Access to Capital."

    Until applied to any of the foregoing uses, the net proceeds of the offering will be invested by the Company in interest-bearing deposit accounts, certificates of deposit or similar financial instruments. The Company will invest its liquid assets in a manner that will not subject it to regulation under the Investment Company Act of 1940.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of March 31, 1996 and as adjusted to reflect the issuance and sale of the shares of Common Stock offered hereby. See "Use of Proceeds."

                                                                                     MARCH 31, 1996
                                                                                 -----------------------
                                                                                   ACTUAL    AS ADJUSTED
                                                                                 ----------  -----------
                                                                                     (IN THOUSANDS)
Long-term liabilities..........................................................  $    1,863   $   1,863
Stockholders' equity:
  Common Stock, no par value, 75,000,000 shares authorized; 10,622,800 shares issued and outstanding, actual; and 13,122,800 shares issued and
   outstanding, as adjusted (1)................................................     157,379     255,729
  Accumulated deficit..........................................................     (81,183)    (81,183)
                                                                                 ----------  -----------
      Total stockholders' equity...............................................      76,196     174,546
                                                                                 ----------  -----------
          Total capitalization.................................................  $   78,059   $ 176,409
                                                                                 ----------  -----------
                                                                                 ----------  -----------

- ------------------------
(1) Excludes 3,680,670 shares reserved for issuance under the Company's Stock Option Plans (of which 2,622,107 shares were subject to outstanding options), 172,789 shares available for purchase under the Company's Employee Stock Purchase Plan and 45,000 shares reserved for issuance under an outstanding warrant (subsequently exercised in June 1996).

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    The Common Stock trades on The Nasdaq Stock Market under the symbol AGPH. The following table sets forth the high and low sale prices as reported by Nasdaq for the fiscal periods indicated.

FISCAL 1994
  Quarter ended September 30.........................................  $      101/4 $       73/4
  Quarter ended December 31..........................................         121/2         83/4
  Quarter ended March 31.............................................         163/4         91/2
  Quarter ended June 30..............................................         141/4         93/4

FISCAL 1995
  Quarter ended September 30.........................................         133/4         93/4
  Quarter ended December 31..........................................         131/4        10
  Quarter ended March 31.............................................         19          107/8
  Quarter ended June 30..............................................         271/4        15

FISCAL 1996
  Quarter ended September 30.........................................         391/4        223/4
  Quarter ended December 31..........................................         357/8        221/2
  Quarter ended March 31.............................................         475/8        323/4
  Quarter ended June 30..............................................         47          32

    On July 3, 1996, the last sale price of the Common Stock as reported by The Nasdaq Stock Market was $42.00 per share. There were approximately 5,000 beneficial owners of the Common Stock as of such date.

    The Company has not declared any dividends on the Common Stock and does not intend to declare any cash dividends on the Common Stock in the foreseeable future.

                                    DILUTION

    As of March 31, 1996, the net tangible book value of the Company was $76,196,000, or $7.17 per share. Net tangible book value per share is equal to net tangible assets (tangible assets of the Company less total liabilities) divided by the 10,622,800 shares of Common Stock outstanding. After giving effect to the sale of the 2,500,000 shares of Common Stock by the Company in this offering and the receipt of the estimated net proceeds therefrom (at an assumed offering price of $42.00 per share), the pro forma net tangible book value of the Company as of March 31, 1996 would have been $174,546,000, or $13.30 per share. This represents an immediate increase in net tangible book value of $6.13 per share to existing shareholders and an immediate dilution of $28.70 per share to new investors. The following table illustrates the pro forma dilution of a new investor's equity in a share of Common Stock as of March 31, 1996:

Assumed public offering price................................             $   42.00
  Net tangible book value before offering....................  $    7.17
  Increase attributable to new investors.....................       6.13
                                                               ---------
Pro forma net tangible book value after offering.............                 13.30
                                                                          ---------
Dilution of net tangible book value to new investors.........             $   28.70
                                                                          ---------
                                                                          ---------

                            SELECTED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

    The following data for the years ended June 30, 1991, 1992, 1993, 1994 and 1995 have been derived from financial statements audited by Price Waterhouse LLP, independent accountants. The data as of March 31, 1995 and 1996 have been derived from unaudited financial statements which, in the opinion of management, include all adjustments which the Company considers necessary for a fair presentation of such data. Interim operating results are not necessarily indicators of operating results for the full year. The information presented for the fiscal year ended June 30, 1995 should be read in conjunction with the Company's Annual Report on Form 10-K for the year ended June 30, 1995 and the information presented for the nine months ended March 31, 1995 and 1996 should be read in conjunction with the quarterly reports on Form 10-Q for the periods ended March 31, 1995 and 1996. See "Incorporation of Certain Information by Reference."

                                                                                              NINE MONTHS ENDED
                                                     YEAR ENDED JUNE 30,                          MARCH 31,
                                    ------------------------------------------------------  ---------------------
                                      1991       1992       1993       1994        1995       1995        1996
                                    ---------  ---------  ---------  ---------  ----------  ---------  ----------
STATEMENT OF OPERATIONS DATA:
Revenues:
  Contract........................  $   3,781  $   5,307  $   8,266  $  16,301  $   26,722  $  19,285  $   27,465
  Interest........................      1,014      1,540      1,704      1,350       1,239        978       3,520
                                    ---------  ---------  ---------  ---------  ----------  ---------  ----------
    Total revenues................      4,795      6,847      9,970     17,651      27,961     20,263      30,985
                                    ---------  ---------  ---------  ---------  ----------  ---------  ----------
Costs and Expenses:
  Research and development........      9,353     13,142     17,404     23,957      36,317     24,352      43,780
  General and administrative......      1,880      2,519      2,127      2,961       4,358      3,027       4,679
  Interest........................        183        318        268        195         225        169         187
                                    ---------  ---------  ---------  ---------  ----------  ---------  ----------
    Total expenses................     11,416     15,979     19,799     27,113      40,900     27,548      48,646
                                    ---------  ---------  ---------  ---------  ----------  ---------  ----------
Net loss..........................  $  (6,621) $  (9,132) $  (9,829) $  (9,462) $  (12,939) $  (7,285) $  (17,661)
                                    ---------  ---------  ---------  ---------  ----------  ---------  ----------
                                    ---------  ---------  ---------  ---------  ----------  ---------  ----------
Net loss per common share.........  $   (1.42) $   (1.47) $   (1.40) $   (1.31) $    (1.77) $   (1.00) $    (1.84)
                                    ---------  ---------  ---------  ---------  ----------  ---------  ----------
                                    ---------  ---------  ---------  ---------  ----------  ---------  ----------
Shares used in computing net loss
 per common share.................      4,674      6,199      6,997      7,241       7,296      7,286       9,574
BALANCE SHEET DATA:
Working capital...................  $   8,978  $  35,115  $  29,933  $  21,039  $    8,837  $  13,821  $   72,116
Total assets......................     15,672     45,625     41,721     37,178      27,097     34,529     113,191
Long-term liabilities.............      1,179      3,050      2,613      2,285       1,884      2,015       1,863
Stockholders' equity..............     10,620     37,517     33,757     24,852      12,591     17,812      76,196
Dividends per common share (1)....     --         --         --         --          --         --          --

- ------------------------
(1) The Company has never declared or paid dividends on the Common Stock.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE FOLLOWING "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" SECTION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HERE. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "BUSINESS" AND "RISK FACTORS."

OVERVIEW

    The Company has been primarily engaged in the research and development of human pharmaceuticals utilizing protein structure-based drug design since its inception in 1984. Such research and development has been funded from the Company's equity-derived working capital, through collaborative arrangements with other companies and through grants from the National Institutes of Health. The Company's net operating losses incurred since inception are primarily a result of the Company's independent research and development activities and continued increasing investment in clinical development activities concentrated on the Company's lead compounds in cancer and AIDS. Net losses for the fiscal years ended June 30, 1993, 1994 and 1995 and the nine months ended March 31, 1996 were $9,829,000, $9,462,000, $12,939,000 and $17,661,000. It is anticipated that substantial net operating losses will continue and will possibly increase through at least the next two years.

RESULTS OF OPERATIONS

  NINE MONTHS ENDED MARCH 31, 1995 AND 1996

    The increase in the net loss for the nine months ended March 31, 1996 compared to the year-earlier period is due principally to the Company's commitment to support expanding clinical activities and establish a commercial infrastructure associated with the Company's two leading product candidates. These spending increases were only partially offset by increased revenues.

    Contract revenues in the current nine-month period have increased compared to the year-earlier period due mainly to the anti-HIV collaboration with JT.
Interest income has increased significantly from the prior-year nine-month period due to a higher average investment portfolio balance resulting from the receipt of a milestone payment from JT in August 1995 and a public offering of common stock in September 1995.

    Research and development costs and expenses increased from the prior-year nine-month period due generally to increasing average research and development staff levels (approximately 20%) and staff-related expenditures, including occupancy, and significantly increased expenditures for human clinical trial activities associated with Thymitaq and Viracept.

    The increase in general and administrative costs and expenses in the current nine-month period is due chiefly to increasing average staff levels (approximately 25%) and staff related expenditures and certain costs associated with a growing sales and marketing infrastructure.

    Interest expense in the current-year period is generally decreasing as the level of debt and capital lease obligations declines. However, these general decreases were offset by the exercise costs associated with certain lease buy-out options.

  FISCAL YEARS ENDED JUNE 30, 1993, 1994 AND 1995

    Collaborative research and development agreements with Japan Tobacco Inc. ("JT"), Syntex (U.S.A.) Inc. (now a subsidiary of Roche Holding Ltd) ("Roche"), Schering-Plough Corporation ("Schering") and Eli Lilly and Company ("Lilly") accounted for approximately 94%, 94% and 97% of the Company's total contract revenue for 1993, 1994 and 1995. Total contract revenue for 1994 increased approximately 97% over 1993 due principally to the effect of a full year of activities on the collaborative programs covered by the 1992 agreement with JT ("JT 1992"), the June 1993 collaborative agreement with Roche and the initiation of work on additional collaborative programs with JT under expanded research arrangements established in February 1994 ("JT 1994"). Partially offsetting these increases was the absence of any funding in 1994 from Lilly due to the completion of a collaborative research program in April 1993. Total contract revenues for 1995 increased approximately 64% over 1994 due principally to an anti-HIV collaboration with JT initiated in December 1994 ("JT HIV"), the effect of a full year of program activities associated with JT 1994 and increased activities for the research program with Roche. These increases were partially offset by the absence of funding in 1995 from Schering due to the completion of a collaborative research program in April 1994. The Company anticipates that its contract revenues for 1996 will exceed the level of such revenues recognized in 1995.

    Interest income decreased by approximately 21% from 1993 to 1994 and 8% from 1994 to 1995, primarily due to a generally declining portfolio of cash, cash equivalents and short-term investments which were utilized to fund operations. The Company anticipates that interest income will increase in 1996.

    Research and development spending increased by approximately 38% from 1993 to 1994 and by approximately 52% from 1994 to 1995, due principally to staff-related expenses and third-party costs associated with increasing preclinical and clinical development activities associated with the Company's leading product candidates: Thymitaq for the treatment of cancer and Viracept for the treatment of HIV infections and AIDS. Collaborator-funded program expenditures representing 55%, 45% and 65% of total research and development costs and expenses in 1993, 1994 and 1995 generated a significant majority of the increases in research and development costs and expenses. The Company's self-funded research and development programs generated approximately 45%, 55% and 35% of total research and development costs and expenses in 1993, 1994 and 1995. Of such self-funded costs during 1993, 1994 and 1995, approximately 60%, 44% and 49% was dedicated to the preclinical and clinical development of anti-proliferative drugs in the Company's most advanced programs. The Company anticipates that total research and development costs and expenses will increase in 1996 in response to expanding drug design efforts on various projects and increasing preclinical and clinical studies associated with several of the Company's product development programs.

    General and administrative costs and expenses represented approximately 11% of total costs and expenses in each of 1993, 1994 and 1995. The increase in absolute dollar spending for such costs from 1993 to 1994 was due mainly to certain administrative costs associated with the JT collaborations and increased occupancy costs related to additional leased facilities. The increase from 1994 to 1995 was due to increasing average staff levels (approximately 36%) and staff-related expenditures and certain administrative costs associated with the JT collaborations. The Company anticipates that total general and administrative costs and expenses will increase in 1996 due to additional staff, costs associated with planned facility expansion and increasing commercial development and sales and marketing activities.

    Interest expense declined by approximately 27% from 1993 to 1994 and increased by approximately 15% from 1994 to 1995 due to fluctuations in interest rates and the level of debt and capital lease obligations from year to year.

LIQUIDITY AND CAPITAL RESOURCES

    Since its inception, the Company's cash expenditures have substantially exceeded its revenues and the Company has relied primarily on equity, lease and debt financing and various collaborative arrangements to fund its operations and capital expenditures. To date, the Company has raised net equity proceeds of approximately $157,400,000, principally from corporate and venture capital investors and through its public offerings in calendar 1987, 1989, 1991 and 1995. The Company believes that its current capital resources, existing contractual commitments and the net proceeds of this offering, will enable it to maintain its current and planned operations through at least fiscal 1998. This belief is based on current research and clinical development plans, anticipated working capital requirements associated with the commercial launch of Viracept, the current regulatory environment, historical industry experience in the development of therapeutic drugs and general economic conditions. The Company believes that additional funding may be required before significant positive cash flows are generated from commercial activities. As a result, the Company anticipates pursuing various financing alternatives such as collaborative arrangements and additional public offerings or private placements of the Company's securities. If such alternatives are not available, the Company may be required to delay or eliminate expenditures for certain of its potential products under development or to license third parties to commercialize products or technologies that the Company would otherwise seek to develop or commercialize itself.

    During 1995, capital expenditures totaled $2,032,000 compared with $1,829,000 and $3,186,000 during 1994 and 1993, of which $17,000, $58,000 and
$85,000 were financed through capital lease obligations. Of the total capital expenditures during 1993, 1994 and 1995, approximately $1,202,000, $119,000 and $130,000 represented leasehold improvement costs associated with certain of the Company's scientific and administrative facilities. With the exception of the leasehold improvement costs incurred during 1993, 1994 and 1995, virtually all of the capital expenditures during 1993, 1994 and 1995 represented laboratory equipment and scientific instrumentation necessary to support an expanding research and development effort.

    Capital expenditures during 1996 are expected to be approximately $2,500,000 to support product manufacturing, development and research activities. The Company may utilize lease or debt financing for certain expenditures if available on acceptable terms.

NEW ACCOUNTING PRONOUNCEMENT

    In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." This Statement defines a fair value method of accounting for an employee stock option or similar equity instrument and encourages adoption of that method. The Statement also requires that an employer's financial statements include certain disclosures about stock-based compensation arrangements regardless of the method used to account for them. The Statement is effective for financial statements for fiscal years that begin after December 15, 1995. The Company is currently evaluating the financial impact and disclosure requirements associated with the adoption of SFAS No. 123.

                                    BUSINESS

    EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE FOLLOWING "BUSINESS" SECTION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES, INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THIS "BUSINESS" SECTION AND IN "RISK FACTORS" AND "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

OVERVIEW

    Agouron is a pioneer and leader in technologies for the atom by atom design of novel synthetic drugs based upon the molecular structures of target proteins which play key roles in human disease. The Company is conducting phase II/III clinical trials of two drugs generated by these design technologies:
VIRACEPT-TM- (nelfinavir mesylate) for treatment of HIV infection and THYMITAQ-TM- (formerly AG337) for treatment of malignant solid tumors. In addition, eight preclinical programs are in progress for discovery or development of other new drugs in the fields of cancer, viral disease and inflammatory disease.

    Viracept, an orally administered inhibitor of the enzyme HIV protease, is the subject of pivotal phase II/ III clinical studies evaluating the anti-HIV activity and safety of two alternative doses of the drug for six months principally in combination with approved anti-HIV drugs in more than 700 HIV-infected subjects in the United States. If successful, these studies could lead to the submission of a NDA to FDA for Viracept in the first quarter of calendar 1997. In a series of shorter, smaller, pilot phase II studies, comparable doses of Viracept taken alone or in combination with other anti-HIV drugs produced profound reductions in the amount of HIV detectable in the blood of patients and significant increases in their CD4+ T cell counts. Viracept was reported to be safe and well tolerated in the pilot studies. Agouron is presently preparing to market and sell Viracept in North America upon its approval by FDA.

    Agouron is developing Viracept in collaboration with the pharmaceutical division of JT. In collaboration with JT, Agouron is also engaged in the discovery of drugs for treatment of infections caused by hepatitis C and by herpes viruses. Under agreements with JT, Agouron retains exclusive commercial rights to these anti-viral products in the United States, Canada and Mexico, generally subject to the payment either of royalties or a share of profits to JT.

    Thymitaq, an inhibitor of the enzyme TS, is presently the subject of phase II/III clinical studies evaluating the drug as a chemotherapeutic agent for treatment of malignant solid tumors associated with cancer of the liver (hepatocellular carcinoma) and cancer of the head/neck. Previously, six small phase II clinical studies evaluated 5-day courses of treatment with Thymitaq administered intravenously in patients with malignant solid tumors associated with cancer of the colon, lung, liver, pancreas, prostate or head/neck. Tumor reductions of greater than 50% were observed in patients with head/neck cancer, liver cancer, lung cancer and colon cancer. Stabilization of disease was observed in a majority of the remaining evaluable patients in all groups studied. An oral formulation of Thymitaq is also being developed by the Company. If successful, the phase II/III pivotal clinical trials could lead to submission of a NDA for Thymitaq in calendar 1998. Agouron intends to engage in the sales and marketing of Thymitaq in North America upon its approval by FDA.

    In June 1996, Agouron signed a binding letter of intent with Hoffmann-LaRoche Inc. and F. Hoffmann-La Roche Ltd, subsidiaries of Roche, providing for the collaborative development and commercialization of Thymitaq and of the Agouron anti-cancer compound designated AG3340 currently under preclinical development. Under provisions of this letter of intent, Agouron is to receive initial license fees and additional development milestone payments from Roche. Roche has agreed to bear 80% of future costs of developing these drugs. Agouron and Roche will cooperatively market the two compounds for cancer indications and share profits in North America, while Roche has exclusive marketing rights for cancer indications to these compounds outside North America, subject to the payment of royalties to Agouron. Roche also is to provide annual research funding support and subsequent milestone payments to Agouron for similar commercial rights for all indications in compounds which are generated in a collaborative research program focused on cell cycle control.

RESEARCH AND DEVELOPMENT PROGRAMS

    Agouron's research and development programs concentrate in three areas of human disease: cancer, viral disease and inflammatory disease. All of Agouron's drug discovery programs apply the Company's core technologies for the atom by atom design of small synthetic drug molecules based upon the three dimensional molecular architecture of proteins that play key roles in human disease. See "Drug Design Technology."

    The following table outlines Agouron's preclinical and clinical research and development programs. Some of these programs are being pursued by Agouron independently while others are being undertaken in collaboration with other companies.

                                                                       DEVELOPMENT
       PROGRAM             INDICATION           PROTEIN TARGET            STAGE         PARTNER
- ---------------------  -------------------  -----------------------  ----------------  ----------
CANCER
  Thymitaq- i.v.       Solid Tumors         TS                       Phase II/III      Roche
  Thymitaq- oral       Solid Tumors         TS                       Phase I           Roche
  AG2034               Solid Tumors         GART                     Preclinical       None
  AG3340               Metastasis           MMPs                     Preclinical       Roche
  AICART               Solid Tumors         AICART                   Research          None
  cdk4                 Solid Tumors         cdk4                     Research          Roche
  VEGF Receptor        Solid Tumors         kdr                      Research          None
VIRAL DISEASE
  Viracept             HIV Infection        HIV Protease             Phase II/III      JT
  Rhinovirus           Common Cold          RhV 3C Protease          Research          None
  Cytomegalovirus      CMV Infection        CMV Protease             Research          JT
  Herpes simplex       Herpes Infection     HSV-1 Protease           Research          JT
  Hepatitis C          Viral Diseases       Hepatitis C Protease     Research          JT
INFLAMMATORY DISEASE
  MMP                  Arthritis            MMPs                     Research          Roche
  AICART               Inflammation         AICART                   Research          None

CANCER

  OVERVIEW

    The development of new drugs for treatment of cancer is a primary scientific and commercial focus of the Company. Cancer is the second leading cause of death in the United States and most developed nations. While much progress has been made in the treatment of certain forms of cancer, most existing anti-cancer drugs display limited efficacy and significant toxicities that restrict their clinical usefulness. As a result, there remains a critical need for anti-cancer drugs which are less toxic and more efficacious either as tumoricidal (tumor-killing) or tumoristatic (tumor-controlling) agents.

    Agouron believes that the next generation of agents for treatment of the most common human cancers should have a target other than DNA, should be more capable of evading drug resistance and should retain activity against non-proliferating tumor cells. The Company's anti-cancer drug discovery and development programs are aimed at meeting these criteria by focusing on the discovery and development of inhibitors of the following enzymes: thymidylate synthase (TS); glycinamide ribotide formyltransferase ("GART"); matrix metalloproteases (MMPs); aminoimidazole carboxamide ribonucleotide formyltransferase ("AICART"); cyclin dependent kinase 4 ("cdk4"); and a receptor for Vascular Endothelial Growth Factor ("VEGF"). Three of these enzyme targets (TS, GART and AICART) have a common structural motif that permits lead inhibitors from one program to be useful potentially in others.

  TS INHIBITORS: THYMITAQ

    The enzyme TS catalyzes a critical step in the synthesis of DNA and is especially crucial to cancer cells undergoing uncontrolled proliferation. Independent research has established that the efficacy of the anti-tumor drug 5-fluorouracil derives from its ability to inactivate TS. Inhibition of TS kills tumor cells by inducing programmed cell death -- a form of natural cellular suicide by which normal cell growth is usually regulated. It has been Agouron's goal to design highly specific inhibitors of TS that overcome the several limitations of 5-fluorouracil. In particular, Agouron has focused on the design of TS inhibitors of novel chemical character that it believes may be capable of penetrating fatty membranes and tissues, circumventing some of the more common forms of drug resistance and passing into and out of cells by passive diffusion, allowing for much greater clinical control of toxicity and for a broader spectrum of anti-tumor activity. Agouron's lead compound in the TS program, Thymitaq, is in phase II/III clinical testing.

    Phase I studies of Thymitaq initially conducted at the medical hospital of the University of Newcastle upon Tyne in England, under the sponsorship of the British Cancer Research Campaign, evaluated first an intravenous ("i.v.") formulation and then an oral formulation of Thymitaq. In these phase I studies, which were ultimately extended into the United States and involved a total of 45 advanced cancer patients, the maximum tolerated 5-day dose of Thymitaq was determined through a series of dose escalations. On the basis of these studies, a dose of 1000mg/m(2)/day was determined to be appropriate for phase II efficacy studies. The phase I studies demonstrated that Thymitaq i.v. was well tolerated: at the maximum tolerated dose, the predominant toxicities were determined to be myelosuppression (suppression of bone marrow activity) of short duration and mucositis (mouth sores) which could frequently be mitigated with a simple mouthwash. A subsequent phase I study involving 32 patients in England demonstrated that oral administration of Thymitaq resulted in a pharmacokinetic and safety profile similar to that of the i.v. formulation.

    The Company has conducted six small phase II trials of the i.v. formulation of Thymitaq. The six studies have evaluated 5-day courses of treatment with Thymitaq in patients with malignant solid tumors associated with cancer of the colon, lung, liver, pancreas, prostate or head/neck. Tumor reductions of greater than 50% were observed in patients with head/neck cancer, liver cancer, lung cancer and colon cancer. Stabilization of disease was observed in a majority of the remaining evaluable patients in all groups studied. Of 19 evaluable patients with head/neck cancer, four experienced reductions in tumor mass greater than 50%, including two patients with reductions of 100%. Of 18 patients with hepatocellular (liver) cancer, two experienced tumor reductions greater than 50%; two others experienced tumor reductions sufficient to permit surgical removal of tumors previously deemed to be inoperable.

    Pivotal phase II/III clinical trials have recently been initiated at several clinical sites in the United States for evaluation of Thymitaq as a single agent treatment in cancer of the head/neck and in liver cancer. For treatment of head/neck cancer, Thymitaq is being compared to the chemotherapeutic agent methotrexate in patients who have failed first-line therapy. For treatment of liver cancer, Thymitaq is being evaluated in a non-comparative clinical trial, as no drugs are currently approved for use as single agents in this disease. Complete enrollment of these studies is expected to require several months. The Company intends to supplement the U.S. clinical trials of Thymitaq by opening additional clinical studies in Europe (head/neck cancer) and in Asia (liver cancer). If enrolled in a timely manner and if successful, the pivotal trials could permit the Company to file a NDA covering for Thymitaq in calendar 1998. See "Risk Factors -- Uncertainty Associated with Clinical Trials."

    The binding letter of intent signed by Agouron and Roche in June 1996 provides for the collaborative further development and commercialization for cancer indications of Thymitaq. Under provisions of this letter of intent, Agouron is to receive license fees and subsequent development milestone payments from Roche. Roche has agreed to bear 80% of future costs of developing Thymitaq. Agouron and Roche will cooperatively market Thymitaq for cancer indications and share profits from sales of the drug in North America. Roche has exclusive marketing rights to Thymitaq for cancer indications outside North America, subject to possible co-promotion rights and the payment of royalties to Agouron. See "Research and Development Agreement -- Roche."

  GART INHIBITORS: AG2034

    An Agouron research program has resulted in the design of AG2034. AG2034 is a potent, selective inhibitor of glycinamide ribonucleotide transformylase
(GART) -- a key enzyme in the biochemical pathway through which tumor cells synthesize purines, essential components of DNA. With the exception of liver cells, all normal human tissues obtain purines through an alternative pathway (the purine salvage pathway). The Company believes that inhibitors of GART will show a high degree of selectivity for tumor cells and less significant bone marrow toxicity than other chemotherapeutic agents.

    AG2034 has demonstrated preclinical anti-tumor activity against a broad panel of tumor types in preclinical models at various dosing schedules. In cell culture experiments, AG2034 selectively kills tumor cells missing certain cell cycle checkpoints, but is inactive against cells with normal checkpoint functions. Because it has become technically possible to determine whether biopsied tumor cells are deficient in checkpoint functions, the Company believes that physicians may be able to determine in advance of treatment which tumors are most likely to respond to AG2034.

    Agouron has completed initial chemical scale-up of AG2034 and preclinical toxicology studies are in progress. The Company plans to initiate phase I clinical studies of AG2034 in late calendar 1996. The Company presently retains all commercial rights to any compounds resulting from this program.

  MMP INHIBITORS: AG3340

    Independent research has shown MMPs to be involved in many disease states. Certain MMPs have been associated with tumor growth, the metastasis of tumor cells to secondary sites within the body and the growth of new blood vessels (angiogenesis) through which tumor cells obtain nutrients and growth factors. The Company believes that MMPs represent a new opportunity for the discovery of novel tumoristatic agents. The Company further believes that orally active inhibitors of certain combinations of MMPs, but not of all MMPs, are most likely to have the optimal safety and efficacy profiles of superior tumoristatic agents.

    A three-year program of drug discovery undertaken by Agouron in collaboration with Roche ("Roche 1993") has resulted in the selection of the compound designated AG3340 for development by the Company as an anti-cancer agent. AG3340 selectively inhibits the MMPs known as Gelatinase A and B, Stromelysin-1 and Collagenase-3, but is relatively inactive against Fibroblast Collagenase. In preclinical tests, AG3340 has demonstrated excellent anti-tumor in vivo activity following oral administration in both mouse and human tumor xenograft models. Significant tumor growth delays in all models and significant reductions of spontaneous metastases in the mouse Lewis lung model have been reported at recent scientific meetings. Toxicology studies are currently underway to support initiation of phase I clinical studies of AG3340 in late calendar 1996.

    Other compounds from the Roche 1993 collaboration on MMP inhibitors are the subjects of preclinical evaluation including certain compounds being evaluated by Roche as agents for treatment of arthritis. See "Inflammatory Disease -- MMP Inhibitors."

    The binding letter of intent signed by Agouron and Roche in June 1996 provides for the collaborative further development and commercialization for cancer indications of AG3340 and certain other compounds. Under provisions of this agreement, Agouron is to receive license fees and subsequent development milestone payments from Roche. Roche has agreed to bear 80% of future costs of developing AG3340. Agouron and Roche will cooperatively market AG3340 for cancer indications and share profits from sales of the drug in North America. Roche has exclusive marketing rights to AG3340 for cancer indications outside North America, subject to certain co-promotion rights and the payment of royalties to Agouron. See "Inflammatory Disease" and "Research and Development Agreements -- Roche."

  AICART INHIBITORS

    The enzyme AICART catalyzes a rate-determining step in the purine biosynthetic pathway and represents a second target for anti-cancer drugs which are active by virtue of their anti-purine effects. Research has shown that inhibiting the rate-limiting enzyme in such a pathway produces the most significant effects on the growth of cells dependent on that pathway. The scientific rationale for GART as a target for new anti-tumor drugs applies equally to AICART. Agouron scientists believe that two inhibitors of the purine pathway -- an inhibitor of GART and an inhibitor of AICART -- may be highly synergistic in producing anti-tumor activity when administered in combination.

    The Company's scientists have solved the three-dimensional molecular structure of AICART and are engaged in design, synthesis and evaluation of AICART inhibitors intended to be efficacious in the treatment of cancer. The Company presently retains all commercial rights to any compounds resulting from this program.

  CELL CYCLE CONTROL: CDK4

    Cyclin dependent kinases are enzymes that play roles in regulating the transitions between phases in the life cycles of all cells. A member of this family of enzymes known as cdk4 has been implicated by independent research in driving cells from a quiescent phase to the highly proliferative phase characteristic of malignancies -- particularly in familial melanomas, esophageal carcinomas and pancreatic cancers. Agouron has been engaged in a drug discovery program aimed at the design of selective small molecule drugs with the potential to inhibit the activity of cdk4 and therefore block the transition of cancer cells into their proliferative phase.

    Under provisions of the binding letter of intent signed by Agouron and Roche in June 1996, Roche is to pay to Agouron annual research funding for three years in support of the cdk4 program. Commercial rights for all indications in compounds which are generated in the program are similar to those which Roche has for the MMP inhibitor AG3340. See "Research and Development Agreement -- Roche."

  VEGF RECEPTOR

    The process known as angiogenesis, the formation of new blood vessels, is a key factor in the maintenance and progression of several disease states including the metastasis of malignant tumors. The ability of cancer cells to carry out angiogenesis depends in part upon the activity of a protein known as Vascular Endothelial Growth Factor (VEGF) which, by binding to a receptor known as kdr, triggers the growth of endothelial cells. Agouron is engaged in a drug discovery program whose objective is the design of drugs that block the kdr receptor for VEGF and therefore compromise the ability of tumors to carry out a key process in angiogenesis. The Company presently retains all commercial rights to any compounds resulting from this program.

VIRAL DISEASE

  OVERVIEW

    The development of new drugs for the treatment of certain viral diseases is another scientific and commercial focus of the Company. The Company is presently conducting programs aimed at discovery and/or development of four classes of anti-viral drugs which block viral proteases, enzymes required by several families of pathogenic viruses to carry out replication and infection. Agouron's anti-viral drug programs include HIV protease inhibitors (Viracept), rhinovirus 3C protease inhibitors, herpes virus protease inhibitors and hepatitis C protease inhibitors. Agouron is developing certain of its anti-viral drugs in collaboration with JT. See "Research and Development Agreements -- Japan Tobacco Inc."

  HIV PROTEASE INHIBITOR: VIRACEPT

    Research and development of drugs for treatment of HIV infection and AIDS in the pharmaceutical industry has thus far produced both successes and disappointments. Initially, scientists were optimistic that blocking the essential HIV enzyme reverse transcriptase ("RT") would prove sufficient to defeat the replication of HIV and curb the progression of HIV infection to AIDS. As a result of research and development efforts by several pharmaceutical companies, several RT inhibitors are now approved for use in the United States. However, the clinical usefulness of this first generation of anti-HIV drugs has generally been limited by their toxicity and by the ability of HIV to mutate into forms that are resistant to them. For this reason, it has been a high priority at Agouron, as well as at other pharmaceutical companies, to discover and develop new anti-HIV drugs that work by a mechanism of action other than inhibition of RT.

    Inhibitors of the enzyme HIV protease are widely regarded as one of the most promising new classes of anti-HIV drugs. HIV protease is an enzyme that performs an essential role in the infectious cycle of HIV. Research shows that inhibition of the protease enzyme renders HIV unable to form new infectious virus. Three HIV protease inhibitors have been approved by FDA for marketing in the United States during the last year. Agouron believes that its HIV protease inhibitor, Viracept, has properties that will permit it to compete effectively with these approved drugs. See "Competition" and "Risk Factors -- Technological Change and Competition."

    A series of small, short-term pilot phase II clinical studies has been completed evaluating the safety and acute anti-HIV efficacy of several daily oral doses of Viracept administered orally to HIV-infected subjects. In these studies, Viracept taken alone, in a two-day combination with stavudine (d4T) or in a three-drug combination with zidovudine (AZT) and iamivudine (3TC), produced profound decreases in the amount of HIV detectable in the blood of patients and significant increases in their CD4+ T cell counts. Pivotal phase II/III clinical studies of daily doses of 500 mg and 750 mg of Viracept administered three times daily in a tablet formulation, principally in combination with other anti-HIV drugs, are currently in progress at a large number of sites in the United States. In the pilot phase II studies, such doses of Viracept were safe and well tolerated, the most common side-effect being loose stool/diarrhea.

    If the current phase II/III clinical trials of Viracept are completed on a timely basis and if results from these trials are satisfactory, Agouron plans to file a NDA in the first quarter of calendar 1997 and, if the NDA is approved on a timely basis, to launch Viracept in North America later in calendar 1997. However, there can be no assurance that any of these events will occur. See "Risk Factors -- Uncertainty Associated with Clinical Trials," and "Research and Development Agreements -- Japan Tobacco Inc."

  RHINOVIRUS 3C PROTEASE INHIBITORS

    Rhinoviruses are believed to be the single most frequent cause of the common cold. While rhinovirus infections are a periodic annoyance to most normal individuals, they produce more severe and prolonged symptoms in people with asthma, emphysema and chronic obstructive pulmonary disease. The family of rhinoviruses has eluded attempts to develop a useful vaccine because it contains more than 100 serotypes. However, all known strains of rhinoviruses depend on a critical enzyme, the 3C protease, at several stages of their life-cycle for production of new infectious viruses. It has been shown both by independent research and by Agouron scientists that inactivating this enzyme halts rhinovirus production IN VITRO. Because there is no known natural counterpart for the 3C protease enzyme in humans, Agouron scientists believe that the potential for toxicity from selective inhibitors of the rhinovirus 3C protease is low.

    Agouron's rhinovirus protease research has resulted in the design of potent, selective rhinovirus 3C protease inhibitors currently being evaluated in preclinical pharmacological studies of anti-viral activity, cellular toxicity and oral bioavailability. It is the Company's goal to select one such inhibitor for development within 12 months. The Company presently retains all commercial rights to any compounds resulting from this program.

  CMV AND HSV-1 PROTEASE INHIBITORS

    Among the most clinically significant members of the family of herpes viruses are herpes simplex virus-1 (HSV-1) and cytomegalovirus (CMV). Like HIV and rhinoviruses, HSV-1 and CMV each contain a protease enzyme essential for virus maturation and infection. Agouron believes that these protease enzymes represent targets for a new class of anti-viral drugs with the potential for low toxicity. Agouron scientists have recently solved the three-dimensional molecular structure of the targeted protease enzyme from CMV and are seeking to solve the HSV-1 protease in preparation for application of Agouron's drug design technologies. However, no inhibitor of HSV-1 or CMV has yet been selected by Agouron for development. See "Research and Development Agreements -- Japan Tobacco Inc."

  HEPATITIS C PROTEASE INHIBITORS

    The ability to treat infection by hepatitis C virus represents a significant unmet clinical need, particularly in Asian countries. Hepatitis C virus depends upon a key protease enzyme for the production of new infectious viruses. As no human counterpart of the hepatitis C protease enzyme is known, Agouron scientists believe that the potential for toxicity of selective hepatitis C protease inhibitors is low. Agouron's anti-hepatitis C project is an early stage research program in which no inhibitor has been selected for development. See "Research and Development Agreements -- Japan Tobacco Inc."

INFLAMMATORY DISEASE

  OVERVIEW

    Another scientific and commercial focus of the Company is the development of drugs for treatment of inflammatory disease. These include MMP inhibitors for use against degenerative diseases such as rheumatoid arthritis and osteoarthritis and AICART inhibitors for use as anti-inflammatory agents and immuno-suppressive agents for treatment of various neuro-degenerative disorders.

  MMP INHIBITORS

    In addition to their role in the growth and metastasis of solid tumors, MMPs display high levels of enzymatic activity in such degenerative diseases as rheumatoid arthritis and osteoarthritis. Certain members of the MMP family are associated most closely with these disease states and, Agouron believes, offer targets for orally active drugs with potential for minimal toxicity. The development of MMP inhibitors associated with these disease states are being pursued by an affiliate of Roche. If successfully developed by the Roche affiliate, the Company believes such selective inhibitors of certain MMPs have the potential to interrupt the progression of arthritic disease itself rather than just to treat the symptoms. The Company will receive a royalty on sales by Roche of any anti-inflammatory products resulting from the collaborative program. See "Research and Development Agreements -- Roche."

  AICART INHIBITORS

    AICART is being pursued by Agouron scientists as a target for the development of novel anti-inflammatory drugs. It is widely believed that the anti-inflammatory effects observed following administration of low doses of the anti-cancer drug methotrexate result from the drug's indirect inhibition of AICART. Used for chronic therapy, methotrexate accumulates in the liver and other tissues and frequently results in serious toxicity. Agouron scientists believe that inhibitors of AICART designed to avoid accumulation in tissues may be superior anti-inflammatory drugs for conditions such as arthritis. The Company's initial lead compounds in this program are being used to validate this assertion. Having solved the three-dimensional molecular structure of the AICART enzyme, Agouron scientists believe they are uniquely positioned to initiate protein structure-based drug design of novel inhibitors of the AICART enzyme intended to be efficacious in the treatment of inflammatory disease. No candidate for development has yet been identified in this program. The Company presently retains all commercial rights to any compounds resulting from this program.

DRUG DESIGN TECHNOLOGY

    Common to all of Agouron's drug discovery programs is the design of novel drugs based upon the structure of proteins which play key roles in human disease. It is the centrality of this protein structure-based approach to rational drug design which distinguishes the Company from most other pharmaceutical and biotechnology companies.

  BACKGROUND: CONVENTIONAL DRUG DISCOVERY

    Historically, the pharmaceutical industry has relied upon drug discovery by screening-sifting through vast inventories of naturally-occurring and man-made chemicals in search of previously undiscovered substances with therapeutic uses. While screening has been the basis for the discovery of virtually all drugs currently in use, the Company believes it has become an increasingly unsatisfactory approach as it is both costly and inefficient and the rate of discovery of new therapeutic compounds has declined over the last decade. Most importantly, there remain many important therapeutic needs for which screening-based research has failed to yield acceptably safe and effective drugs.

  THE IDEA OF DESIGNING DRUGS

    With the ability to synthesize chemical compounds of predetermined composition, came the desire to overcome the limitations and unpredictability of screening by building molecules specifically designed to perform therapeutic tasks. This vision of "rational drug design" was made more plausible by the discovery that, despite many differences between them, drugs work according to the same general scheme.

    Nearly every drug molecule works through a structural interaction with a "target" or "receptor" molecule or protein which play key roles in all biological processes. In the most common model for this interaction, the drug molecule inserts itself into a functionally important crevice of its target protein like a key in a lock, binds there and either induces or, more commonly, inhibits the protein's normal function. This universal drug-target scheme suggested a powerful alternative approach to drug discovery: if it were possible to identify in advance the appropriate protein target for a given therapeutic need and if enough were known about the distinguishing structure of that target protein, it ought to be feasible to design the structure of an ideal drug to interact with it.

  PROTEIN STRUCTURE-BASED DRUG DESIGN

    Agouron's scientists have developed an approach for drug discovery which exploits the three-dimensional structures of molecular targets. At the heart of the Company's strategy is the analytical technique of protein x-ray crystallography, which enables Agouron scientists to determine the three-dimensional atomic structures of target proteins and the drugs which bind to them. The Company's approach to drug design integrates genetic engineering techniques, which allow the identification, purification and modification of appropriate target proteins, with innovations in protein x-ray crystallography and the use of increasingly sophisticated programs run on high speed computers which permit chemists to predict and simulate molecular structure, dynamics and energetics.

  GENETIC ENGINEERING

    In contrast to the biotechnology industry, Agouron employs genetic engineering techniques to produce proteins not as products, but as drug targets. Genetic engineering techniques can assist scientists in identifying appropriate molecular targets for particular therapeutic objectives, produce target proteins in sufficient amounts to permit structural studies and modify proteins to probe the connections between a target protein's structure and function.

  PROTEIN X-RAY CRYSTALLOGRAPHY

    The only method which has been successful in determining the precise three-dimensional atomic structure of large proteins is an analytic technique known as protein x-ray crystallography. Agouron believes it has assembled the largest and most experienced group of protein crystallographers in the pharmaceutical industry.

    X-ray crystallographic studies require that a target protein be in crystalline form. Once such crystals are obtained, a single crystal is bombarded with a powerful x-ray beam. The protein crystal diffracts the x-ray beam and generates a definitive diffraction pattern. A complex analytical process involving extensive mathematical computations is then performed on the x-ray diffraction data. From the results of these calculations, it is possible to determine the exact three-dimensional structure of the target protein. It is this elusive information which provides the critical starting point for three-dimensional drug design.

  DRUG DESIGN

    Having determined the architecture of the target protein in three-dimensional atomic detail and having identified its functionally critical regions, Agouron chemists, crystallographers and molecular biologists are positioned to begin the process of drug design. The structure of the target protein along with representations of its chemical and electronic properties (most of which can be computed accurately if the protein structure is known) are displayed on an interactive computer graphics system. Ideas for the structure of a drug molecule which complements the unique structure and electronic environment of the target protein are developed by members of the design team and are then simulated and evaluated on the computer with the aid of more than 100 specialized analytical software programs.

    The most promising computer designs of drug candidates are chemically synthesized by the Company's medicinal chemists. As in conventional drug development strategies, experimental measurements are taken of the ability of such a newly synthesized drug candidate to produce the intended effect upon the target protein. Company crystallographers then re-determine the structure of the protein target, now in combination with the candidate drug molecule, and are able to see in detail the structural interactions actually achieved by the candidate drug with its target. Agouron scientists are positioned to relate the performance of such a compound measured by familiar biochemical techniques to its structural interactions with the target as revealed crystallographically. The design team can then incorporate the results of this specialized analysis into the next generation of its compounds.

    In summary, Agouron's drug design methodology consists of iterative cycles of design, simulation, synthesis, structural assessment and redesign. Its power lies in the ability of Agouron's drug design team to see the primary event in drug action -- the interaction of the drug with its target -- as it actually occurs and to be guided in the design and optimization of drugs by the details of this interaction. This "look" at the heart of drug and target interaction is provided by Agouron's protein x-ray crystallography research group, which the Company believes to be unique in the pharmaceutical industry by virtue of its configuration and experience.

RESEARCH AND DEVELOPMENT AGREEMENTS

    The Company has funded its research and development primarily from working capital generated from both private and public sales of Agouron equity, corporate collaborative arrangements and federal grants. The Company has an ongoing program of business development which may, from time-to-time, lead to the establishment of corporate collaborations in addition to those noted below.

  JAPAN TOBACCO INC.

    In December 1992, the Company entered into an agreement with JT to collaborate on the discovery, development and commercialization of novel therapeutic drugs which act on key proteins related to the human immune system (JT 1992). In February 1994, the Company expanded its strategic alliance with JT into the field of anti-viral drugs for the treatment of infections caused by hepatitis C, the herpes family of viruses and rhinoviruses (JT 1994). In
December 1994, the Company added its anti-HIV drug, Viracept, to the JT collaboration with the execution of a worldwide development and licensing agreement (JT HIV). In January 1995, JT 1992 was canceled by mutual agreement and JT 1992 resources were reallocated to JT 1994 programs. In February 1996, the portion of the JT 1994 collaboration targeting rhinovirus was ended and program resources were reallocated to other JT 1994 programs.

    Under the provisions of JT 1994, JT has agreed to make certain research payments of not less than $8,000,000 to the Company over a two-year period ending December 1996. Such payments could approximate more than $21,000,000 over a four-year period if certain technical milestones are achieved. In addition, JT made an up-front payment of $7,778,000, which is being amortized to revenue over a twenty-four month period. Under the provisions of JT HIV, JT has made payments of $30,000,000 to Agouron representing an initial payment of $2,500,000, a milestone payment of $3,500,000 in recognition of the satisfactory completion of a phase I clinical study and second milestone payment of $24,000,000 in recognition of the satisfactory completion of a pilot phase II clinical study of Viracept. Agouron and JT are currently sharing equally the costs of further development of Viracept.

    Under the provisions of JT 1994, the Company will have exclusive rights to develop, manufacture and market anti-hepatitis C and anti-herpes drugs in the United States, Canada and Mexico. JT will have exclusive rights to develop, manufacture and market these drugs in Japan, Taiwan and South Korea. Outside the countries in which they respectively have exclusive rights, Agouron and JT will have co-exclusive rights to manufacture and market jointly developed anti-hepatitis C and anti-herpes drugs. Each company will pay royalties to the other based upon their respective sales of anti-hepatitis C and anti-herpes drugs. Under the provisions of JT HIV, Agouron will retain exclusive commercial rights to Viracept (with the right to sublicense, subject to JT's right of first refusal) in the United States, Canada and Mexico. JT will have exclusive commercial rights to Viracept (with the right to sublicense, subject to the Company's right of first refusal) in Japan and certain other countries of Asia. Exclusive commercial rights (with the right to sublicense) in Europe and all remaining countries of the world will be held by a joint venture owned equally by Agouron and JT. The two companies will share royalties or profits equally from the worldwide commercialization of Viracept.

    Under a separate agreement dated December 1992, JT purchased 155,844 shares of newly issued Common Stock for an aggregate purchase price of $3,000,000. Such purchase represented approximately 2% of the then outstanding Common Stock.

  ROCHE

    In June 1996, the Company completed a three-year agreement entered into with Syntex (U.S.A.) Inc. (now a subsidiary of Roche) to collaborate on the discovery of novel matrix metalloprotease inhibitor drugs. Roche has exclusive worldwide commercial rights in any MMP inhibitors used to treat arthritis and other degenerative bone diseases, subject to the payment of royalties to Agouron. Under the terms of the agreement, the Company will have a royalty position in certain other agreement products, if any, and other development and commercial rights in other agreement products, if any.

    Under a separate agreement dated June 1993, Syntex Corporation (now a subsidiary of Roche) purchased 155,844 shares of newly issued Common Stock for an aggregate purchase price of $3,000,000. Such purchase represented approximately 2% of the then outstanding Common Stock.

    In June 1996, Agouron signed a binding letter of intent with Hoffmann-LaRoche Inc. and F. Hoffmann-La Roche Ltd, subsidiaries of Roche, providing for the collaborative development and commercialization of Thymitaq and of the Agouron anti-cancer compound designated AG3340 currently under preclinical development. Agouron has received initial license fees of $15,000,000 and, under the provisions of the binding letter of intent, is to receive additional development milestone payments of up to $40,000,000 from Roche. Roche has agreed to bear 80% of future costs of developing these drugs. Agouron and Roche will cooperatively market the two compounds for cancer indications and share profits in North America, while Roche has exclusive marketing rights for cancer indications to these compounds outside North America, subject to possible co-promotion rights and the payment of royalties to Agouron. Roche is to provide annual research support of $3,000,000 for three years as well as subsequent milestone payments of up to $20,000,000 to Agouron for similar commercial rights for all indications in compounds which are generated in a collaborative research program focused on cell cycle control. Roche also has agreed to grant Agouron the right in North America to commercialize a Roche anti-cancer product to be designated in the future. See "Research and Development Programs -- Cancer -- Cell Cycle Control: cdk4."

  SCHERING-PLOUGH CORPORATION

    In April 1994, the Company and Schering completed a three-year collaborative research agreement providing for the discovery and development of anti-cancer drugs which target oncogenic RAS proteins. Each company may pursue further discovery or development efforts in this program area at its sole discretion and expense with no subsequent obligations to the other company.

  ELI LILLY AND COMPANY

    In April 1993, the Company and Lilly completed a five-year collaborative research program in several therapeutic categories. Further development of any discoveries made in the program will be undertaken at each company's sole discretion and expense. Agouron has continuing commercial rights and/or financial interests in certain of these discoveries.

  NATIONAL INSTITUTES OF HEALTH

    The Company is the grantee organization for two grants from the NIH to conduct research related to HIV.

COMPETITION

    The pharmaceutical and biotechnology industries are subject to intense competition and rapid and significant technological change. Many companies and organizations, including major pharmaceutical, biotechnology and chemical companies, universities and other research organizations, are engaged in discovery and development of drugs for diseases targeted by the Company. For example, the Company is aware of several pharmaceutical companies that have HIV protease inhibitors, some of which are currently being marketed, including those of Abbott Laboratories, Inc., Merck & Co., Inc. and Roche. Certain companies and organizations have substantially greater financial and other resources, larger research and development staffs and more extensive production and marketing organizations, experience and capabilities than the Company. In addition, many companies have significantly greater experience than the Company in preclinical testing and in conducting human clinical trials of potential pharmaceutical products and in obtaining FDA and other regulatory approvals. All of these companies and other research organizations compete with the Company in recruiting and retaining highly qualified scientific and management personnel.

    Agouron was the first company to devote itself to the development and application of protein structure-based drug design. As such, the Company believes that it has achieved certain competitive advantages including developmental lead time, level of commitment to the technology and the development of certain practical or technical capabilities. However, in recent years several pharmaceutical companies have undertaken to establish capabilities in protein x-ray crystallography, either internally or through academic collaborations, and can be presumed to be engaged in the use of such technology for the same purposes as is the Company. Certain biotechnology companies and other companies have also entered into the field of protein structure-based drug design. For example, Abbott Laboratories, Ciba-Geigy Limited, Glaxo Wellcome plc, Merck and Roche have developed programs focused on structure-based drug design. The Company expects that the technology for protein structure-based drug design will become more widely implemented over time and will ultimately become more common in the pharmaceutical industry.

    The Company believes that its ability to compete successfully will be based on its ability to create and maintain scientifically advanced technology, attract and retain scientific personnel with a broad range of expertise, obtain patent protection or otherwise develop proprietary products or processes, conduct clinical trials and obtain required government approvals on a timely basis, select and pursue drug design projects in areas in which significant market opportunities exist or are likely to develop, manufacture its products on a cost-effective basis and successfully market its products either alone or in conjunction with others. Many of the Company's competitors have substantially greater financial resources, clinical and regulatory experience, manufacturing capabilities and sales and marketing organizations than Agouron. See "Risk Factors -- Technological Change and Competition" and "Risk Factors -- Attraction and Retention of Personnel."

PATENTS AND TRADE SECRETS

    The Company seeks patent protection for its proprietary technology and potential products in the United States and in foreign countries. Most of the Company's products are expected to be synthetic chemical compounds which may be afforded patent protection under principles and procedures well established by the United States Patent and Trademark Office under United States patent law.

    The Company's strategy is to pursue a strong patent portfolio and Agouron holds several patents, including a patent covering the chemical composition of Viracept. The Company is currently prosecuting a number of patent applications in the United States and in various other countries seeking protection for certain series of compounds, including, Thymitaq and Viracept and certain proprietary technology. The Company will continue to file patent applications on its evolving technology, processes and products. The Company has recently received one United States patent covering processes of making Thymitaq and related compounds and intermediates thereof. The Company's failure to obtain patent protection for its products could have an adverse impact on the Company.

    Many of the processes and much of the know-how of importance to the Company's technology are dependent upon the skills, knowledge and experience of its scientific and technical personnel, which skills, knowledge and experience are not patentable. To protect its rights in these areas, the Company requires all employees, significant consultants and advisors, and collaborators to enter into confidentiality agreements with Agouron. There can be no assurance, however, that these agreements will provide meaningful protection for the Company's trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of such trade secrets, know-how or proprietary information. Further, in the absence of patent protection, the Company may be exposed to competitors who independently develop substantially equivalent technology or otherwise gain access to the Company's trade secrets, knowledge or other proprietary information. See "Risk Factors -- Patents and Proprietary Technology."

GOVERNMENT REGULATION

    The production and marketing of the Company's products and its ongoing research and development activities are subject to regulation for safety, efficacy and quality by numerous governmental authorities in the United States and other countries. Pharmaceutical products intended for therapeutic use in humans are principally governed by FDA regulations in the United States and by comparable government regulations in foreign countries. Various federal, state and local statutes and regulations also govern or influence the research and development, manufacturing, safety, labeling, storage, recordkeeping, distribution and marketing of such products. The process of completing preclinical and clinical testing and obtaining the approval of FDA and similar health authorities in foreign countries to market a new drug product requires a significant number of years and the expenditure of substantial resources. Failures or delays by the Company or its collaborators or licensees in obtaining regulatory approvals would adversely affect the marketing of products being developed by the Company and the Company's ability to receive product revenues or royalties.

    The steps required by FDA before a new human pharmaceutical product may be marketed in the United States include: (a) preclinical laboratory tests, IN VIVO preclinical studies and formulation studies; (b) the submission to FDA of a request for authorization to conduct clinical trials on an Investigational New Drug Application ("IND"), which must become effective before human clinical trials may commence; (c) adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug for its intended use; (d) submission to FDA of a NDA; and (e) review and approval of the NDA by FDA before the drug product may be shipped or sold commercially. Prior to obtaining FDA approval for each product, each manufacturing establishment for new drugs must be registered with and receive appropriate approval by FDA.

    Preclinical tests include laboratory evaluation of product chemistry and formulation, as well as animal studies to assess the safety and efficacy of the product. Preclinical test results are submitted to FDA as a part of the IND. Clinical trials are typically conducted in three sequential phases, although the phases may overlap. Phase I represents the initial administration of the drug to a small group of humans, either healthy volunteers or patients, to test for safety, dosage tolerance, absorption, distribution, metabolism, excretion and clinical pharmacology and, if possible, early indications of effectiveness. Phase II involves studies in a small sample of the actual intended patient population to assess the efficacy of the investigational drug for a specific clinical indication, to ascertain dose tolerance and the optimal dose range and to collect additional clinical information relating to safety and potential adverse effects. Once an investigational drug is found to have some efficacy and an acceptable clinical safety profile in the targeted patient population, phase III studies are often initiated to further establish safety and efficacy of the investigational drug in a broader sample of the target patient population. The results of the clinical trials together with the results of the preclinical tests and complete manufacturing information are submitted in a NDA to FDA for approval. See "Risk Factors -- Uncertainty Associated with Clinical Trials."

    If a NDA is submitted to FDA, there can be no assurance that such application will be reviewed and approved by FDA in a timely manner, if at all. Even after initial FDA approval has been obtained, further studies, including post-market studies, may be required to provide additional information. Results of such post-market programs may limit or expand the further marketing of the product.

    The Company is also subject to foreign regulatory requirements governing development, manufacturing and sales of pharmaceutical products that vary widely from country to country. Approval of a drug by applicable regulatory agencies of foreign countries must be secured prior to the marketing of such drug in those countries. The regulatory approval process may be more or less rigorous from country to country and the time required for approval may be longer or shorter than that required in the United States.

    In addition to the regulatory framework for pharmaceutical product approvals, the Company is and may become subject to various federal, state, local and foreign laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with Agouron's research and development work. The Company is unable to predict the extent of restrictions that might arise from any governmental or administrative action. See "Risk Factors -- Government Regulation."

MANUFACTURING

    The Company currently has no manufacturing facilities for production of commercial quantities of any compounds under development as pharmaceutical products. The Company's facilities include scale-up laboratories in which the Company intends to produce, under GMP, amounts of its drug product candidates sufficient for use in certain early clinical trials. The Company is and will be relying upon third parties to manufacture its products in quantities sufficient to meet both clinical and commercial needs. The Company will be dependent upon these manufacturers to comply with GMP and to meet its production requirements. There can be no assurance that these manufacturers will timely deliver sufficient quantities of the Company's products or that the Company would be able to find substitute manufacturers, if necessary. See "Risk Factors -- Lack of Manufacturing Experience."

MARKETING

    The Company does not currently market any pharmaceutical products but intends to market any approved cancer and anti-HIV products in North America through its own sales and marketing organization. The Company has begun to establish its sales and marketing organization by hiring key sales and marketing management personnel who possess significant pharmaceutical industry experience. Additional sales and marketing personnel will be hired and certain programs will be implemented upon the achievement of clinical development milestones, including the successful completion of pivotal clinical trials and the submission of a NDA. The Company intends to possess the capability to launch products concurrent with their approval by FDA. The Company's sales and marketing efforts will utilize a field sales organization focused primarily on office and hospital based physicians including key medical thought leaders Additionally, the Company will seek to ensure market access and availability for its products in part by establishing relationships within key market segments including health maintenance organizations, third-party payers and governmental agencies. See "Risk Factors -- Lack of Sales and Marketing Capabilities."

HUMAN RESOURCES

    As of June 30, 1996, the Company had 374 employees, 96 of whom hold Ph.D. or M.D. degrees. Three hundred employees are engaged in, or directly support, research and product development. The Company's employees are not covered by a collective bargaining agreement and the Company considers its relations with its employees to be excellent. The Company has entered into confidentiality agreements with all of its employees.

FACILITIES

    The Company leases space in three facilities located in La Jolla, California which provide a total of approximately 104,000 square feet of office and laboratory space. The Company's corporate headquarters are located at 10350 North Torrey Pines Road, Suite 100, La Jolla, California 92037, where the Company occupies approximately 36,000 square feet under three leases which expire in April 1997. Research and development activities are conducted at 3565 General Atomics Court, San Diego, California 92121 (where the Company is the sole tenant and occupies approximately 43,500 square feet under a lease which expires September 2001) and at 11099 North Torrey Pines Road, La Jolla, California 92037 (where the Company occupies approximately 24,500 square feet under a lease which expires in September 2000). These two research and development buildings provide state-of-the-art facilities designed specifically to implement and support the Company's innovative approach to drug design. Included in the facilities are approved scale-up laboratories in which kilogram quantities of Company-designed drug compounds are manufactured under current GMP for use in clinical trials. Additionally, the Company leases approximately 1,000 square feet of office space in the United Kingdom which it utilizes for its European clinical staff. While the Company believes that its facilities are adequate for its current operations, it is negotiating two further leases for a total of approximately 70,000 square feet to provide additional laboratory and administrative space. Additional facilities will be necessary if the Company undertakes commercial manufacturing.

LEGAL PROCEEDINGS

    The Company is involved in certain legal proceedings generally incidental to its normal business activities. While the outcome of any such proceedings cannot be accurately predicted, the Company does not believe the ultimate resolution of any such existing matters should have a material adverse effect on its financial position or results of operations.

                                   MANAGEMENT

OFFICERS AND DIRECTORS

    The executive officers and directors of the Company are as follows:

NAME                                                      AGE     POSITION
- -----------------------------------------------------     ---     -----------------------------------------------------
Peter Johnson (2)(4).................................     51      President, Chief Executive Officer and Director

Neil J. Clendeninn, M.D., Ph.D.......................     47      Vice President, Clinical Affairs

Steven S. Cowell (2).................................     47      Vice President, Finance and Chief Financial Officer

Gary E. Friedman (2).................................     49      Vice President, General Counsel, Secretary and
                                                                   Director

Robert C. Jackson, Ph.D..............................     53      Vice President, Research and Development

Barry D. Quart, Pharm.D..............................     39      Vice President, Regulatory Affairs

R. Kent Snyder.......................................     42      Vice President, Commercial Affairs

Glenn R. Zinser......................................     53      Vice President, Operations

John N. Abelson, Ph.D. (1)...........................     57      Director

Patricia M. Cloherty (3)(4)..........................     54      Director

A.E. Cohen (1)(4)....................................     60      Director

Michael E. Herman (1)(4).............................     55      Director

Irving S. Johnson, Ph.D. (4).........................     71      Director

Antonie T. Knoppers, M.D., Ph.D. (3).................     81      Director

Melvin I. Simon, Ph.D. (3)...........................     59      Director

- ------------------------
(1) Member of Directors Compensation Committee
(2) Member of Management Compensation Committee
(3) Member of Audit Committee
(4) Member of Executive Committee

    PETER JOHNSON, a founder of the Company, has served as a director and as president and chief executive officer of the Company since its inception in 1984. Through 1989, Mr. Johnson held various positions with The Agouron Institute, including executive director. Mr. Johnson received a M.A. from the University of California, San Diego.

    NEIL J. CLENDENINN joined the Company in February 1993 as vice president, clinical affairs. From 1985 until joining the Company, Dr. Clendeninn held various positions with Burroughs Wellcome Co., including head of the chemotherapy section from 1988. From 1981 through 1985, Dr. Clendeninn worked with the clinical oncology and clinical pharmacology groups at the National Institutes of Health. Dr. Clendeninn received a M.D. and a Ph.D. in pharmacology from New York University.

    STEVEN S. COWELL joined the Company in August 1991 as vice president, finance and chief financial officer. From 1982 until joining the Company, Mr. Cowell held various positions, the most recent of which was vice president and controller at Cetus Corporation, a public biotechnology company primarily engaged in the development, manufacture and marketing of pharmaceutical products. Mr. Cowell is a Certified Public Accountant in California and received a B.S. in business administration from the University of California, Berkeley.

    GARY E. FRIEDMAN, a founder of the Company, has served as a director since its inception, as the secretary of the Company since May 1986 and as vice president and general counsel since December 1991.

Previously, from 1982 until December 1991, Mr. Friedman was a principal of the law firm of Friedman, Jay & Cramer, a Professional Corporation. Mr. Friedman is a California Certified Specialist in Taxation. Mr. Friedman received a J.D. and a M.B.A. from the University of California, Berkeley, and a L.L.M. in taxation from the University of San Diego.

    ROBERT C. JACKSON joined the Company in March 1991 as vice president, research and development. From June 1990 to February 1991, Dr. Jackson was group director of the anti-cancer drug discovery program at The DuPont Merck Pharmaceutical Company and, from 1982 to June 1990, held various positions with the Parke-Davis Pharmaceutical Research Division of the Warner-Lambert Company, including director of tumor biology and director of the chemotherapy department. Dr. Jackson received a Ph.D. in biochemistry from the University of London.

    BARRY D. QUART joined the Company in June 1993 as vice president, regulatory affairs. From 1983 until joining the Company, Dr. Quart held various management positions with the Bristol-Myers Squibb Company, including executive director of international regulatory affairs from 1992. Dr. Quart received a Pharm.D. in clinical pharmacy from the University of California, San Francisco.

    R. KENT SNYDER joined the Company in July 1991 as vice president, business development. In June 1995, Mr. Snyder's title was changed to vice president, commercial affairs. From 1982 until joining the Company, Mr. Snyder held various positions with Marion Laboratories, Inc. and its successor organization, Marion Merrell Dow Inc. (now Hoechst Marion Roussel), including director of U.S./European licensing. Prior to his employment at Marion, from 1978 to 1982, he held various sales and marketing positions with Hoffmann-La Roche, Inc. Mr. Snyder received a M.B.A. from Rockhurst College.

    GLENN R. ZINSER joined the Company in 1987 and, since July 1995, has served as vice president, operations. Previously, from 1987 through June 1995, Mr. Zinser held various management positions with the Company, including senior director, operations from July 1993 through June 1995. Mr. Zinser received a M.B.A. from the University of California, Los Angeles.

    JOHN N. ABELSON, a founder of the Company, has served as a director since its inception. Dr. Abelson, a molecular biologist, is a member of the National Academy of Sciences. Since 1982, Dr. Abelson has been a member of the faculty of the Division of Biology at the California Institute of Technology where, from October 1989 until June 1995, he served as chairman. Previously, Dr. Abelson was a member of the faculty in the Department of Chemistry at the University of California, San Diego. Dr. Abelson received a Ph.D. in biophysics from The Johns Hopkins University and was a postdoctoral fellow at the Laboratory of Molecular Biology in Cambridge, England. Dr. Abelson also serves as a director of The Agouron Institute.

    PATRICIA M. CLOHERTY joined the Board in December 1988. Since 1970, Ms. Cloherty has been associated with Patricof & Co. Ventures, Inc. (formerly Alan Patricof Associates, Inc.), a New York venture capital firm ("Patricof"), and has been a general partner of its funds since 1973. In 1993, she was elected president of Patricof. Ms. Cloherty also served as deputy administrator for the U.S. Small Business Administration in 1977 and 1978. Ms. Cloherty also serves on the board of directors of several private companies and is the chairman of the National Venture Capital Association.

    A.E. COHEN joined the Board in March 1992. Mr. Cohen is an independent management consultant. From 1957 until his retirement in January 1992, Mr. Cohen held various positions at Merck & Co., Inc., including senior vice president and president of the Merck Sharp & Dohme International Division. Currently, Mr. Cohen is the chairman of the board of Neurobiological Technologies, Inc. and is a member of the board of directors of Akzo N.V., Immunomedics, Inc., Macrochem Corporation, Teva Pharmaceutical Industries Ltd. and Vasomedical, Inc., all of which are public companies. Mr. Cohen also serves on the board of directors of several private companies.

    MICHAEL E. HERMAN joined the Board in October 1992. Mr. Herman is a private investor, as well as president and chief operating officer of the Kansas City Royals Baseball Team. From October 1974 until his retirement in 1990, Mr. Herman held various positions at Marion Laboratories, Inc. (now Hoechst Marion Roussel), including executive vice president and chief financial officer. Currently, Mr. Herman serves as chairman of the finance committee of the Ewing Marion Kauffman Foundation, a private foundation located in Kansas City, where from 1985 through 1990, he was the president and chief operating officer. Mr. Herman is also a member of the board of directors of Cerner Corporation and Seafield Capital, both of which are public companies, and serves on the board of directors of several private companies.

    IRVING S. JOHNSON joined the Board in May 1989. Dr. Johnson is an independent consultant in biomedical research working with numerous private companies. From 1953 until his retirement in November 1988, Dr. Johnson held various positions at Lilly, including vice president of research from 1973 until 1988. Dr. Johnson also served on several committees of the National Academy of Sciences, the Office of Technology Assessment and the National Institutes of Health. Currently, he is a member of the board of directors of Allelix Biopharmaceuticals Inc., Athena Neurosciences, Inc. and Ligand Pharmaceuticals Incorporated, all of which are public companies. Dr. Johnson received a Ph.D. in developmental biology from the University of Kansas.

    ANTONIE T. KNOPPERS joined the Board in July 1991. Dr. Knoppers is an independent management consultant. From 1952 until his retirement in 1975, Dr. Knoppers held various positions at Merck & Co., Inc., including vice chairman of the board and president and chief operating officer. Dr. Knoppers is a member of the board of directors of Centocor, Inc., a public biotechnology company. In addition, he is a member of the board of trustees of the Salk Institute, was the former chairman of the U.S. Council of the International Chamber of Commerce and a member of the advisory board of PaineWebber Development Corporation, an affiliate of PaineWebber Incorporated, a representative of the Underwriters in this offering. Dr. Knoppers received a M.D. from the University of Amsterdam and a Ph.D. from the University of Leiden, The Netherlands.

    MELVIN I. SIMON, a founder of the Company, has served as a director since its inception. Dr. Simon, a molecular geneticist, is a member of the National Academy of Sciences. Currently, Dr. Simon is chairman of the Division of Biology at the California Institute of Technology where he has been a member of the faculty since 1982. Previously, Dr. Simon was a member of the faculty in the Department of Biology at the University of California, San Diego. Dr. Simon received a Ph.D. in biochemistry from Brandeis University. Dr. Simon also serves as a director of The Agouron Institute.

    The Board consists of nine directors elected by the holders of the Common Stock. All directors of the Company hold office until the next annual meeting of the shareholders and the election and qualification of their successors. Non-officer members of the Board of Directors of the Company receive cash compensation in the amount of $250 per meeting attended for their services as a director.

                           DESCRIPTION OF SECURITIES

    The authorized capital stock of the Company consists of 75,000,000 shares of Common Stock, without par value, and 2,000,000 shares of preferred stock, without par value ("Preferred Stock"). There is no Preferred Stock outstanding. The Board of Directors is authorized to determine the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms on any series of the Preferred Stock, the number of shares constituting such series and the designation thereof. The Company has no present plans to issue any shares of Preferred Stock. The issuance of Preferred Stock could have the effect of aiding the Board of Directors in opposing takeover attempts and could adversely affect the voting power of the holders of the Common Stock.

COMMON STOCK

    At June 30, 1996, there were approximately 10,731,700 shares of Common Stock outstanding held by approximately 5,000 beneficial owners. The holders of shares of Common Stock are entitled to elect all directors. The bylaws of the Company provide that there are nine directors. Upon giving notice of intent to cumulate, holders of Common Stock may cumulate votes in the election of directors. In general, the approval of proposals submitted to shareholders at a meeting requires a favorable vote of the majority of the holders of the shares of the Common Stock represented and voting at the meeting on which the matter is to be adopted. Each share of Common Stock entitles its owner to one vote. Additionally, under California law, certain fundamental matters affecting the Company may require a favorable vote of a greater percentage. As an example, sale or transfer of all Company assets or merger or dissolution of the Company would each require the affirmative vote of a majority of the outstanding shares. Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors. Under the Company's articles of incorporation, holders of Common Stock have no preemptive, subscription, redemption or conversion rights and there are no sinking fund provisions with respect to the Common Stock. All of the outstanding shares of Common Stock are, and the shares to be issued in this offering will be, validly issued, fully paid and non-assessable.

    As of June 30, 1996, options to purchase a total of 3,414,400 shares of Common Stock were outstanding. Certain of the Company's current shareholders, including all directors and executive officers, have agreed not to offer, sell, contract to sell or grant any option to purchase or otherwise dispose of any of the Common Stock owned by them for a period of 90 days after the date of this Prospectus without the prior written consent of the Representatives of the Underwriters. See "Underwriting."

PREFERRED STOCK

    The Board of Directors has the authority, without further action by the stockholders, to issue up to 2,000,000 shares of Preferred Stock in one or more series, and to fix the rights, preferences, privileges and restrictions thereof, including, but not limited to, dividend rights, conversion rights, voting rights, rights and terms of redemption, and liquidation preferences. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without any further action by the stockholders. The Board of Directors, without stockholder approval, can issue Preferred Stock, with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. In addition, such Preferred Stock may have other rights, including economic rights, senior to the Common Stock and, as a result, the issuance thereof could have a material adverse affect on the market value of the Common Stock. The Company has no present plan to issue any shares of Preferred Stock. However, the Board of Directors is evaluating the appropriateness of adopting a shareholder rights agreement which would provide certain protections for the Company and its shareholders from certain changes in control of the Company not approved by the Board of Directors. If adopted, such an agreement could result in the issuance of warrants to acquire shares of Preferred Stock.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Common Stock is Wells Fargo Bank N.A., Los Angeles, California.

                                  UNDERWRITING

    Upon the terms and subject to the conditions of the Underwriting Agreement (the "Underwriting Agreement") among the Company and the Underwriters named below (the "Underwriters"), for whom PaineWebber Incorporated and Alex. Brown & Sons Incorporated are acting as Representatives (the "Representatives"), the Underwriters severally have agreed to purchase from the Company and the Company has agreed to sell to the Underwriters, 2,500,000 shares of Common Stock, which in the aggregate equal the number of shares set forth opposite the names of such Underwriters below:

                                                         NUMBER OF
UNDERWRITERS                                              SHARES
- -------------------------------------------------------  ---------
PaineWebber Incorporated...............................
Alex. Brown & Sons Incorporated........................
                                                         ---------
    Total..............................................  2,500,000

    In the Underwriting Agreement, the several Underwriters have agreed, subject to certain conditions, to purchase all of the shares of Common Stock being sold pursuant to such Agreement (other than those covered by the over-allotment option described below), if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances, the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

    The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock in part to the public at the price to the public set forth on the cover page of this Prospectus, and in part to certain securities dealers (who may include the Underwriters) at such price less a concession not in excess of $ per share; and that the Underwriters and such dealers may reallow a discount not in excess of $ per share to other dealers, including the Underwriters. After the commencement of the public offering, the public offering price, the concession to selected dealers and the discount to other dealers may be changed by the Representatives and the Managers.

    The Company has granted  to the Underwriters  an option, exercisable  during the 45-day period after the date of this Prospectus, under which the Underwriters may purchase up to 375,000 additional shares of Common Stock from the Company at the price to the public, less the underwriting discounts and commissions set forth on the cover page of this Prospectus. The Underwriters may exercise the option only to cover over-allotments, if any, made in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as it was obligated to purchase pursuant to the Underwriting Agreement.

    The Company and certain of the Company's current shareholders, including all directors and executive officers of the Company, have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, or rights to acquire shares of Common Stock, for a period of 90 days after the date of this Prospectus without the prior written consent of the Representatives.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

    PaineWebber Incorporated was a representative of the underwriters in a public offering by the Company of 3,000,000 shares of Common Stock in September 1995, for which PaineWebber Incorporated received customary underwriting discounts and commissions.

    The rules of the Securities and Exchange Commission (the "Commission") generally prohibit the Underwriters from making a market in the Common Stock during the two business day period prior to commencement of sales in this offering (the "Cooling Off Period"). The Commission has, however, adopted Rule 10b-6A under the Securities Exchange Act of 1934, as amended ("Rule 10b-6A"), which provides an exemption from such prohibition for certain passive market making transactions. Such passive market making transactions must comply with applicable price and volume limits and must be identified as passive market making transactions. In general, pursuant to Rule 10b-6A, a passive market maker may display its bid for a security at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded. Further, net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker's average daily trading volume in a security during a specified prior period and must be discontinued when such limit is reached. Pursuant to the exemption provided by Rule 10b-6A, certain of the Underwriters and selling group members may engage in passive market making in the Common Stock during the Cooling Off Period. Passive market makers may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

    The validity of the Common Stock being offered hereby has been passed upon for the Company by Ferris, Britton & Proctor, a Professional Corporation, San Diego, California. A shareholder of Ferris, Britton & Proctor, a Professional Corporation, owns 1,000 shares of Common Stock of the Company. Morrison & Foerster LLP, New York, New York, is acting as counsel for the Underwriters in connection with certain legal matters relating to the sale of the Common Stock offered hereby.

                                    EXPERTS

    The financial statements as of June 30, 1995 and 1994 and for each of the three years in the period ended June 30, 1995 included in this Prospectus and the financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended June 30, 1995 have been so included and incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                         INDEX TO FINANCIAL STATEMENTS

                                                         PAGE
                                                         ----
Report of Price Waterhouse LLP, Independent
 Accountants...........................................  F-2
Financial Statements:
  Balance Sheet........................................  F-3
  Statement of Operations..............................  F-4
  Statement of Stockholders' Equity....................  F-5
  Statement of Cash Flows..............................  F-6
  Notes to Financial Statements........................  F-7
  Supplemental Financial Information (unaudited).......  F-15

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Agouron Pharmaceuticals, Inc.:

    In our opinion, the accompanying balance sheet and the related statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Agouron Pharmaceuticals, Inc. at June 30, 1994 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          PRICE WATERHOUSE LLP

San Diego, California
 July 25, 1995, except as to Notes 1, 4 and 9
 which are as of August 24, 1995

                         AGOURON PHARMACEUTICALS, INC.
                                 BALANCE SHEET
                             (DOLLARS IN THOUSANDS)
                                     ASSETS

                                                                                       JUNE 30,
                                                                                  ------------------  MARCH 31,
                                                                                    1994      1995      1996
                                                                                  --------  --------  ---------
                                                                                                      (UNAUDITED)
Current assets:
  Cash and cash equivalents.....................................................  $  2,104  $  4,358   $14,547
  Short-term investments........................................................    27,757    15,886    90,109
  Accounts receivable...........................................................       328       344       350
  Other current assets..........................................................       891       871     2,242
                                                                                  --------  --------  ---------
  Total current assets..........................................................    31,080    21,459   107,248
Property and equipment, net.....................................................     6,098     5,638     5,943
                                                                                  --------  --------  ---------
                                                                                  $ 37,178  $ 27,097   $113,191
                                                                                  --------  --------  ---------
                                                                                  --------  --------  ---------

                                     LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable..............................................................  $  1,514  $  5,426   $ 8,752
  Accrued liabilities...........................................................       519       683     1,075
  Deferred revenue..............................................................     6,818     5,745    24,763
  Current portion of long-term debt.............................................     1,190       768       542
                                                                                  --------  --------  ---------
  Total current liabilities.....................................................    10,041    12,622    35,132
                                                                                  --------  --------  ---------
Long-term liabilities:
  Long-term debt, less current portion..........................................       992       580       606
  Accrued rent..................................................................     1,293     1,304     1,257
                                                                                  --------  --------  ---------
  Total long-term liabilities...................................................     2,285     1,884     1,863
                                                                                  --------  --------  ---------
Stockholders' equity:
  Common stock, no par value, 75,000,000 shares authorized, 7,278,488 and
   7,359,282 shares issued and outstanding at June 30, 1994 and 1995 and
   10,622,800 shares at March 31, 1996..........................................    75,435    76,113   157,379
  Accumulated deficit...........................................................   (50,583)  (63,522)  (81,183 )
                                                                                  --------  --------  ---------
  Total stockholders' equity....................................................    24,852    12,591    76,196
                                                                                  --------  --------  ---------
Commitments and contingencies (Note 8)..........................................     --        --        --
                                                                                  --------  --------  ---------
                                                                                  $ 37,178  $ 27,097   $113,191
                                                                                  --------  --------  ---------
                                                                                  --------  --------  ---------

                See accompanying notes to financial statements.

                         AGOURON PHARMACEUTICALS, INC.
                            STATEMENT OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                YEAR ENDED JUNE 30,                      NINE MONTHS
                                                    -------------------------------------------        ENDED MARCH 31,
                                                        1993           1994           1995       ----------------------------
                                                    -------------  -------------  -------------      1995           1996
                                                                                                 -------------  -------------
                                                                                                  (UNAUDITED)    (UNAUDITED)
Revenues:
  Contract........................................  $       8,266  $      16,301  $      26,722  $      19,285  $      27,465
  Interest........................................          1,704          1,350          1,239            978          3,520
                                                    -------------  -------------  -------------  -------------  -------------
                                                            9,970         17,651         27,961         20,263         30,985
                                                    -------------  -------------  -------------  -------------  -------------
Costs and expenses:
  Research and development........................         17,404         23,957         36,317         24,352         43,780
  General and administrative......................          2,127          2,961          4,358          3,027          4,679
  Interest........................................            268            195            225            169            187
                                                    -------------  -------------  -------------  -------------  -------------
                                                           19,799         27,113         40,900         27,548         48,646
                                                    -------------  -------------  -------------  -------------  -------------
Net loss..........................................  $      (9,829) $      (9,462) $     (12,939) $      (7,285) $     (17,661)
                                                    -------------  -------------  -------------  -------------  -------------
                                                    -------------  -------------  -------------  -------------  -------------
Net loss per common share.........................  $       (1.40) $       (1.31) $       (1.77) $       (1.00) $       (1.84)
                                                    -------------  -------------  -------------  -------------  -------------
                                                    -------------  -------------  -------------  -------------  -------------
Shares used in computing net loss per common
 share............................................      6,997,000      7,241,000      7,296,000      7,286,000      9,574,000
                                                    -------------  -------------  -------------  -------------  -------------
                                                    -------------  -------------  -------------  -------------  -------------

                See accompanying notes to financial statements.

                         AGOURON PHARMACEUTICALS, INC.

                       STATEMENT OF STOCKHOLDERS' EQUITY

                             (DOLLARS IN THOUSANDS)

                                                                      COMMON STOCK
                                                                ------------------------  ACCUMULATED
                                                                   SHARES       AMOUNT      DEFICIT       TOTAL
                                                                ------------  ----------  ------------  ----------
Balance at June 30, 1992......................................     6,903,933  $   68,809   $  (31,292)  $   37,517
Stock issuances:
  Private sales...............................................       311,688       5,940       --            5,940
  Exercise of stock options...................................         2,500          21       --               21
  Employee stock purchase plan................................         8,425          70       --               70
  Options granted for services provided.......................       --               38       --               38
Net loss......................................................       --           --           (9,829)      (9,829)
                                                                ------------  ----------  ------------  ----------
Balance at June 30, 1993......................................     7,226,546      74,878      (41,121)      33,757
Stock issuances:
  Exercise of stock options...................................        32,649         352       --              352
  Employee stock purchase plan................................        19,293         170       --              170
  Options granted for services provided.......................       --               35       --               35
Net loss......................................................       --           --           (9,462)      (9,462)
                                                                ------------  ----------  ------------  ----------
Balance at June 30, 1994......................................     7,278,488      75,435      (50,583)      24,852
Stock issuances:
  Exercise of stock options...................................        49,125         382       --              382
  Employee stock purchase plan................................        31,669         296       --              296
Net loss......................................................       --           --          (12,939)     (12,939)
                                                                ------------  ----------  ------------  ----------
Balance at June 30, 1995......................................     7,359,282      76,113      (63,522)      12,591
Stock issuances (unaudited):
  Public sale.................................................     3,000,000      78,579       --           78,579
  Exercise of stock options...................................       245,694       2,393       --            2,393
  Employee stock purchase plan................................        17,824         294       --              294
Net loss (unaudited)..........................................       --           --          (17,661)     (17,661)
                                                                ------------  ----------  ------------  ----------
Balance at March 31, 1996 (unaudited).........................    10,622,800  $  157,379   $  (81,183)  $   76,196
                                                                ------------  ----------  ------------  ----------
                                                                ------------  ----------  ------------  ----------

                See accompanying notes to financial statements.

                         AGOURON PHARMACEUTICALS, INC.

                            STATEMENT OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                                                           NINE MONTHS ENDED MARCH
                                                                                YEAR ENDED JUNE 30,                  31,
                                                                            ----------------------------  -------------------------
                                                                              1993      1994      1995       1995          1996
                                                                            --------  --------  --------  -----------   -----------
                                                                                                          (UNAUDITED)   (UNAUDITED)
Cash flows from operating activities:
  Cash received from contracts............................................  $  7,973  $ 20,307  $ 25,633   $ 21,018      $ 46,477
  Cash paid to suppliers, employees and service providers.................   (16,962)  (24,955)  (34,113)   (22,405)      (44,419)
  Interest received.......................................................     1,704     1,350     1,239        978         3,520
  Interest paid...........................................................      (268)     (195)     (225)      (169)         (187)
                                                                            --------  --------  --------  -----------   -----------
    Net cash provided (used) by operating activities......................    (7,553)   (3,493)   (7,466)      (578)        5,391
                                                                            --------  --------  --------  -----------   -----------
Cash flows from investing activities:
  Net (increase) decrease in short-term investments.......................     6,878      (840)   11,871      7,561       (74,223)
  Expenditures for property and equipment.................................    (2,655)   (1,783)   (1,978)    (1,749)       (1,588)
                                                                            --------  --------  --------  -----------   -----------
    Net cash provided (used) by investing activities......................     4,223    (2,623)    9,893      5,812       (75,811)
                                                                            --------  --------  --------  -----------   -----------
Cash flows from financing activities:
  Net proceeds from issuance of common stock..............................     6,031       522       678        245        81,266
  Principal payments under equipment leases...............................      (572)     (550)     (613)      (460)         (304)
  Increase (decrease) in long-term debt, net..............................      (312)      465      (238)       (68)         (353)
                                                                            --------  --------  --------  -----------   -----------
    Net cash provided (used) by financing activities......................     5,147       437      (173)      (283)       80,609
                                                                            --------  --------  --------  -----------   -----------
Net increase (decrease) in cash and cash equivalents......................     1,817    (5,679)    2,254      4,951        10,189
Cash and cash equivalents at beginning of period..........................     5,966     7,783     2,104      2,104         4,358
                                                                            --------  --------  --------  -----------   -----------
    Cash and cash equivalents at end of period............................  $  7,783  $  2,104  $  4,358   $  7,055      $ 14,547
                                                                            --------  --------  --------  -----------   -----------
                                                                            --------  --------  --------  -----------   -----------
Reconciliation of net loss to net cash provided (used) by operating activities:
  Net loss................................................................  $ (9,829) $ (9,462) $(12,939)  $ (7,285)     $(17,661)
  Depreciation and amortization...........................................     1,755     2,180     2,455      1,858         1,740
  Net (increase) decrease in accounts receivable and other current
   assets.................................................................      (172)     (635)        4        (53)       (1,377)
  Net increase (decrease) in accounts payable, accrued liabilities,
   deferred revenue and other liabilities.................................       655     4,389     3,014      4,902        22,689
  Options granted for services provided...................................        38        35     --        --            --
                                                                            --------  --------  --------  -----------   -----------
    Net cash provided (used) by operating activities......................  $ (7,553) $ (3,493) $ (7,466)  $   (578)     $  5,391
                                                                            --------  --------  --------  -----------   -----------
                                                                            --------  --------  --------  -----------   -----------

                See accompanying notes to financial statements.

                         AGOURON PHARMACEUTICALS, INC.
                         NOTES TO FINANCIAL STATEMENTS
 (THE FINANCIAL INFORMATION AS OF MARCH 31, 1996 AND FOR THE NINE MONTHS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED.)

NOTE 1 -- THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

    Agouron Pharmaceuticals, Inc. ("Agouron" or the "Company") was incorporated in the state of California on June 22, 1984. The Company is engaged in the development of human pharmaceuticals utilizing protein structure-based drug design.

UNAUDITED FINANCIAL INFORMATION

    In the opinion of management, the unaudited financial statement information included in these financial statements contains all adjustments (consisting only of normal, recurring items) necessary to present fairly the financial position of the Company as of March 31, 1996 and the results of its operations and cash flows for the nine month periods ended March 31, 1995 and 1996. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures as of the date of the financial statements. Actual results could differ from such estimates.

SHORT-TERM INVESTMENTS

    Short-term investments consist principally of government or government agency securities, corporate notes and bonds, commercial paper and certificates of deposit with original maturities of three to thirty-six months. Included in short-term investments at June 30, 1994 and 1995 and March 31, 1996 is $246,000, $172,000 and $1,544,000 of accrued interest receivable.

    The Company adopted Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("FAS 115") for investments held as of or acquired after July 1, 1994. The Company has classified its short-term investments as available-for-sale. The adoption of FAS 115 did not have a material impact on the Company's financial position or results of operations.

CONCENTRATION OF CREDIT AND MARKET RISK AND OFF BALANCE SHEET RISK

    The Company invests its excess cash principally in marketable securities from a diversified portfolio of institutions with strong credit ratings and, by policy, limits the amount of credit exposure at any one institution. These investments are generally not collateralized and primarily mature within one year. The Company has not realized any material losses from such investments in 1993, 1994 or 1995 or in the nine months ended March 31, 1996.

PROPERTY AND EQUIPMENT

    Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of three to five years. Leasehold improvements are amortized over the life of the lease. Charges to costs and expenses for repairs and maintenance were $508,000, $534,000, $422,000 and $433,500 for the years ended June 30, 1993, 1994 and 1995 and the nine months ended March 31, 1996.

REVENUE RECOGNITION

    Contract revenues (including profit, if any) are earned and recognized as work is performed. Contract payments received in advance of performance are recorded as deferred revenue. Subsequent contract revenues are recognized according to the provisions of each collaborative agreement, generally on a percentage-of-completion basis over the life of the contract.

                         AGOURON PHARMACEUTICALS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
 (THE FINANCIAL INFORMATION AS OF MARCH 31, 1996 AND FOR THE NINE MONTHS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED.)

NOTE 1 -- THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) STATEMENT OF CASH FLOWS

    For purposes of the Statement of Cash Flows, cash equivalents are highly liquid investments purchased with an original maturity of three months or less. Non-cash financing activities were not significant in 1993, 1994 or 1995 or in the nine months ended March 31, 1996.

INCOME TAXES

    Effective July 1, 1993, the Company adopted, on a prospective basis, Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("FAS 109"). Under FAS 109, deferred tax is recognized using the liability method, whereby tax rates are applied to cumulative temporary differences based on when and how they are expected to affect the tax return. The adoption of FAS 109 did not have a material impact on the Company's financial statements.

LIQUIDITY AND CAPITAL RESOURCES

    As of June 30, 1995, the Company believes that its current capital resources, existing contractual commitments and the JT milestone payment of $24,000,000 (see Note 4), will be sufficient to meet its operating needs through fiscal 1996.

    As of March 31, 1996, the Company believes that its current capital resources and existing contractual commitments will be sufficient to meet its operating needs through fiscal 1996. This belief is based on current research and clinical development plans, the current regulatory environment, historical industry experience in the development of therapeutic drugs and general economic conditions. However, the Company will need additional financing to meet the planned operating needs of fiscal 1997 and beyond. Such needs would include the expenditure of substantial funds to continue research and development activities, conduct existing and planned preclinical studies and tests, conduct human clinical trials and establish certain manufacturing, sales and marketing capabilities. As a result, the Company anticipates pursuing various financing alternatives, such as collaborative arrangements and additional public offerings or private placements of Company common or preferred stock. If such alternatives are not available, the Company may be required to delay or eliminate expenditures for certain of its potential products under development or to license third parties to commercialize products or technologies that the Company would otherwise seek to develop itself.

NOTE 2 -- SHORT-TERM INVESTMENTS
    At June 30, 1995, the amortized cost and estimated fair value of short-term investments held as available-for-sale were as follows:

                                                                     AMORTIZED     UNREALIZED     UNREALIZED      FAIR
                                                                       COST          GAINS          LOSSES        VALUE
                                                                     ---------     ----------     ----------     -------
                                                                                       (IN THOUSANDS)
United States government securities..............................     $10,236         $   5          $ (60)      $10,181
Corporate obligations............................................       3,037             2            (16)        3,023
Other interest bearing securities................................       2,613         --             --            2,613
                                                                                         --
                                                                     ---------                         ---       -------
                                                                      $15,886         $   7          $ (76)      $15,817
                                                                                         --
                                                                                         --
                                                                     ---------                         ---       -------
                                                                     ---------                         ---       -------

                         AGOURON PHARMACEUTICALS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
 (THE FINANCIAL INFORMATION AS OF MARCH 31, 1996 AND FOR THE NINE MONTHS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED.)

NOTE 2 -- SHORT-TERM INVESTMENTS (CONTINUED)
    At March 31, 1996, the amortized cost and estimated fair value of short-term investments held as available-for-sale were as follows:

                                                  AMORTIZED    UNREALIZED     UNREALIZED      FAIR
                                                    COST          GAINS         LOSSES        VALUE
                                                 -----------  -------------  -------------  ---------
                                                                    (IN THOUSANDS)
United States government securities............   $  72,770     $     110      $     (88)   $  72,792
Corporate obligations..........................      13,945            97             (2)      14,040
Other interest bearing securities..............       3,394        --             --            3,394
                                                 -----------        -----            ---    ---------
                                                  $  90,109     $     207      $     (90)   $  90,226
                                                 -----------        -----            ---    ---------
                                                 -----------        -----            ---    ---------

    Realized gains and losses on the disposal of available-for-sale securities during 1995 totaled $3,000 and $7,000, respectively. During the nine months ended such gains totaled $22,000. The cost of securities sold is based upon the specific identification method. At June 30, 1995, scheduled maturities for available-for-sale securities were less than one year for $14,720,000 and between one and two years for $1,166,000. At March 31, 1996 such maturities were $59,699,000 and $30,410,000, respectively. At June 30, 1995 and March 31, 1996, short-term investments are carried on the balance sheet at amortized cost. The difference between amortized cost and fair value has not been reflected in stockholders' equity as such difference is not material.

NOTE 3 -- COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS

                                                        JUNE 30,        MARCH 31,
                                                    -----------------  -----------
                                                     1994      1995       1996
                                                    -------  --------  -----------
                                                             (UNAUDITED)
                                                        (DOLLARS IN THOUSANDS)
Accounts receivable:
  Employee receivables............................  $   270  $    262   $    148
  Other receivables...............................       58        82        202
                                                    -------  --------  -----------
                                                    $   328  $    344   $    350
                                                    -------  --------  -----------
                                                    -------  --------  -----------
Property and equipment, net:
  Scientific instrumentation......................  $ 6,748  $  7,787   $  9,110
  Computer equipment..............................    4,838     5,453      5,704
  Leasehold improvements..........................    2,535     2,798      3,110
  Furniture and fixtures..........................      794       944      1,073
                                                    -------  --------  -----------
                                                     14,915    16,982     18,997
  Less accumulated depreciation and amortization..   (8,817)  (11,344)   (13,054)
                                                    -------  --------  -----------
                                                    $ 6,098  $  5,638   $  5,943
                                                    -------  --------  -----------
                                                    -------  --------  -----------
Accrued liabilities:
  Accrued vacation................................  $   489  $    623   $    789
  Other...........................................       30        60        286
                                                    -------  --------  -----------
                                                    $   519  $    683   $  1,075
                                                    -------  --------  -----------
                                                    -------  --------  -----------

                         AGOURON PHARMACEUTICALS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
 (THE FINANCIAL INFORMATION AS OF MARCH 31, 1996 AND FOR THE NINE MONTHS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED.)

NOTE 4 -- SIGNIFICANT CONTRACT AND GRANT ARRANGEMENTS

JAPAN TOBACCO INC.

    In December 1992, the Company entered into an agreement with Japan Tobacco Inc. ("JT") to collaborate on the discovery, development and commercialization of novel therapeutic drugs which act on key proteins related to the human immune system ("JT 1992"). In February 1994, the Company expanded its strategic alliance with JT into the field of anti-viral drugs for the treatment of infections caused by hepatitis C, the herpes family of viruses and the rhinoviruses ("JT 1994"). In December 1994, the Company added its anti-HIV drug, Viracept (formerly AG1343), to the JT collaboration with the execution of a worldwide development and licensing agreement ("JT HIV"). In January 1995, JT 1992 was canceled by mutual agreement and JT 1992 resources were reallocated to JT 1994 programs. In February 1996, JT 1994 was modified to delete rhinoviruses from the strategic alliance.

    Under the provisions of JT 1994, JT has agreed to make certain research payments to the Company of not less than $8,000,000 over a two-year period ending December 1996. Such payments could approximate more than $21,000,000 over a four-year period if certain technical milestones are achieved. In addition, JT made an up-front payment of $7,778,000, which is being amortized to revenue over a twenty-four month period. Under the provisions of JT HIV, JT has made milestone payments of $30,000,000 to Agouron representing an initial payment of $2,500,000, a milestone payment of $3,500,000 in recognition of the satisfactory completion of a phase I clinical study and a second milestone payment of $24,000,000 in recognition of results from a pilot phase II clinical study of Viracept. Agouron and JT will ultimately share equally the costs of further development of Viracept.

    Under the provisions of JT 1994, the Company will have exclusive rights to develop, manufacture and market anti-hepatitis C and anti-herpes drugs in the United States, Canada and Mexico. JT will have exclusive rights to develop, manufacture and market these drugs in Japan, Taiwan and South Korea. Outside the countries in which they respectively have exclusive rights, Agouron and JT will have co-exclusive rights to manufacture and market jointly developed anti-hepatitis C and anti-herpes drugs. Each company will pay royalties to the other based upon their respective sales of anti-hepatitis C and anti-herpes drugs. Under the provisions of JT HIV, Agouron will retain exclusive commercial rights to Viracept (with the right to sublicense, subject to JT's right of first refusal) in the United States, Canada and Mexico. JT will have exclusive commercial rights to Viracept (with the right to sublicense, subject to Agouron's right of first refusal) in Japan and certain other countries in Asia. Exclusive commercial rights (with the right to sublicense) in Europe and all remaining countries of the world will be held by a joint venture owned equally by Agouron and JT. The two companies will share profits equally from the worldwide commercialization of Viracept.

    Under the combined terms of the agreements, the Company has incurred costs of $1,144,000, $5,043,000, $19,211,000 and $28,514,000 and recognized corresponding revenues of $2,156,000,  $11,144,000, $22,880,000 and  $24,416,000
for the years ended June 30, 1993, 1994 and 1995 and the nine months ended March 31, 1996.

    Under a separate agreement dated December 1992, JT purchased 155,844 shares of newly issued common stock for an aggregate purchase price of $3,000,000. Such purchase represented approximately 2% of the total outstanding common stock.

SYNTEX (U.S.A.) INC.

    In June 1993, the Company entered into an agreement with Syntex (U.S.A.) Inc. (now a subsidiary of Roche Holding Ltd) ("Roche"), to collaborate on the discovery of novel matrix metalloprotease inhibitor drugs for use against cancer and degenerative diseases such as rheumatoid arthritis and osteoarthritis.

                         AGOURON PHARMACEUTICALS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
 (THE FINANCIAL INFORMATION AS OF MARCH 31, 1996 AND FOR THE NINE MONTHS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED.)

NOTE 4 -- SIGNIFICANT CONTRACT AND GRANT ARRANGEMENTS (CONTINUED)
Under the provisions of the agreement, Roche has agreed to make certain research payments to the Company over a three-year period ending June 1996 of approximately $8,500,000. Under the agreement, the Company has incurred costs and recognized corresponding revenues of $120,000, $2,307,000, $3,043,000 and $2,465,000 during the years ended June 30, 1993, 1994 and 1995 and the nine months ended March 31, 1996. The Company is funding a portion of the activities associated with this collaboration on its own account. Under the terms of the agreement, the Company will have a royalty position in certain agreement products, if any, and other development and commercial rights in other agreement products, if any.

    Under a separate agreement dated June 1993, Syntex Corporation (Roche) purchased 155,844 shares of newly issued common stock for an aggregate purchase price of $3,000,000. Such purchase represented approximately 2% of the total outstanding common stock.

SCHERING-PLOUGH CORPORATION

    In April 1994, the Company and Schering-Plough Corporation completed a three-year collaborative research agreement providing for the discovery and development of anti-cancer drugs which target oncogenic ras proteins. Each company may pursue further discovery or development efforts in this program area at its sole discretion and expense with no subsequent obligations to the other company. Under the agreement, the Company has incurred costs and recognized corresponding revenues of $2,570,000 and $1,894,000 during the years ended June 30, 1993 and 1994.

ELI LILLY AND COMPANY

    In April 1993, the Company and Eli Lilly and Company completed a five year collaborative research program in several therapeutic categories. Further development of any discoveries made in the program will be undertaken at each company's sole discretion and expense. Agouron has continuing commercial rights and/or financial interests in certain of these discoveries. During the collaborative research program, the Company has been reimbursed for certain costs incurred and has recognized revenues of $2,941,000 during 1993.

NATIONAL INSTITUTES OF HEALTH

    The Company is currently the grantee organization for two grants from the National Institutes of Health to conduct research related to the Human Immunodeficiency Virus. Costs incurred and the corresponding reimbursement revenues recognized under various grant programs were $479,000, $956,000, $799,000 and $554,000 for the years ended June 30, 1993, 1994 and 1995 and the nine months ended March 31, 1996.

                         AGOURON PHARMACEUTICALS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
 (THE FINANCIAL INFORMATION AS OF MARCH 31, 1996 AND FOR THE NINE MONTHS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED.)

NOTE 5 -- LONG-TERM DEBT
    At June 30, 1994 and 1995 and March 31, 1996, long-term debt and capital lease obligations were as follows:

                                                           JUNE 30,
                                                    -----------------------   MARCH 31,
                                                       1994         1995        1996
                                                    -----------  ----------  -----------
                                                                             (UNAUDITED)
Notes payable, secured with personal property and
 a certificate of deposit for $400,000; interest
 at prime plus 1.5%; maturing September 1995, June
 1997 and November 1998...........................  $ 1,169,000  $  931,000  $   578,000
Capital leases, with interest rates between 6.00%
 and 16.5%, maturing at various dates through
 December 2000....................................    1,013,000     417,000      570,000
                                                    -----------  ----------  -----------
Total long-term debt and capital lease
 obligations......................................    2,182,000   1,348,000    1,148,000
Current portion of long-term debt.................   (1,190,000)   (768,000)    (542,000)
                                                    -----------  ----------  -----------
Long-term debt....................................  $   992,000  $  580,000  $   606,000
                                                    -----------  ----------  -----------
                                                    -----------  ----------  -----------

    Maturities of long-term debt, excluding capital leases, are as follows: 1996
- -$445,000,  1997  - $344,000,  1998  - $100,000,  1999  - $42,000  and  2000 and
thereafter $0.

NOTE 6 -- INCOME TAXES
    At June 30, 1994 and 1995, the Company has total deferred income taxes of $23,609,000 and $30,299,000, which have been fully reserved as follows:

                                                                JUNE 30, 1994   JUNE 30, 1995
                                                                --------------  --------------
Deferred revenue..............................................  $    2,737,000  $    2,358,000
Book and tax depreciation differences.........................       1,588,000       1,664,000
Accrued liabilities...........................................         715,000         790,000
Net operating loss carryforwards..............................      14,437,000      19,638,000
Foreign tax credits...........................................       1,237,000       1,913,000
Research and development tax credits..........................       2,895,000       3,936,000
                                                                --------------  --------------
                                                                    23,609,000      30,299,000
Valuation allowance...........................................     (23,609,000)    (30,299,000)
                                                                --------------  --------------
Deferred taxes, net...........................................  $     --        $     --
                                                                --------------  --------------
                                                                --------------  --------------

    The Company has not recorded provisions for any United States income taxes due to net operating losses for tax reporting purposes. At June 30, 1995, the Company had net operating loss carryforwards for federal tax reporting purposes of approximately $53,509,000, expiring from 2000 through 2010. The Company also has federal research and development credit carryforwards of approximately $2,721,000 at June 30, 1995, expiring from 2000 through 2010. The future utilization of, or limitation as to the use of, net operating loss carryforwards for federal and state income tax purposes may be impacted by the issuance of additional equity securities.

                         AGOURON PHARMACEUTICALS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
 (THE FINANCIAL INFORMATION AS OF MARCH 31, 1996 AND FOR THE NINE MONTHS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED.)

NOTE 6 -- INCOME TAXES (CONTINUED)
    As a result of California's partial conformity with federal provisions regarding net operating loss and research and development credit carryforwards, the Company has net operating loss and research and development credit carryforwards of approximately $15,055,000 and $1,215,000 for state tax reporting purposes at June 30, 1995, expiring from 1996 through 2010.

    Included in general and administrative costs and expenses at June 30, 1993, 1994, 1995 and the nine months ended March 31, 1996, is approximately $116,000, $611,000, $863,000 and $628,000 of foreign tax expense associated with the contract research payments from JT.

NOTE 7 -- STOCKHOLDERS' EQUITY

STOCK OPTIONS

    The Company has two stock option plans whereby 4,220,000 shares of common stock have been reserved for issuance to its officers, directors, employees and consultants. The plans, as amended, are administered by the Board of Directors or its designees and provide generally that, for incentive stock options, the exercise price shall not be less than the fair market value of the shares at the date of grant and, for certain non-qualified stock options, the price shall not be less than 85% of the fair market value of the shares at the date of grant and may be at any price determined by the Board of Directors for others. The options expire not later than ten years from the date of the grant and generally become exercisable ratably over a four year period beginning one year from the grant date. As of June 30, 1995, 293,636 of these options had been exercised, 1,107,922 were exercisable and 340,672 shares of common stock remain available for option grant. At March 31, 1996, 539,330 of these options had been exercised, 1,144,763 options were exercisable and 1,058,563 shares of common stock remain available for option grant. The following table summarizes stock option activity for 1993 through March 31, 1996:

                                                                  SHARES          PRICE
                                                                ----------  -----------------
Outstanding June 30, 1992.....................................     803,278
Options granted...............................................     494,239  $   7.88 - $13.88
Options exercised.............................................      (2,500) $   7.38 - $ 9.15
Options canceled..............................................     (20,550) $   7.38 - $15.50
                                                                ----------
Outstanding June 30, 1993.....................................   1,274,467
Options granted...............................................     703,450  $   8.63 - $16.00
Options exercised.............................................     (32,649) $   5.40 - $12.00
Options canceled..............................................     (39,829) $   7.88 - $15.50
                                                                ----------
Outstanding June 30, 1994.....................................   1,905,439
Options granted...............................................     773,275  $  10.13 - $24.50
Options exercised.............................................     (49,125) $   5.40 - $15.50
Options canceled..............................................     (43,897) $   7.88 - $16.13
                                                                ----------
Outstanding June 30, 1995.....................................   2,585,692  $   5.40 - $24.50
Options granted (unaudited)...................................     314,125  $   23.56  $44.38
Options exercised (unaudited).................................    (245,694) $    5.40  $17.38
Options canceled (unaudited)..................................     (32,016) $    7.88  $39.13
                                                                ----------
Outstanding March 31, 1996 (unaudited)........................   2,622,107  $    5.40  $44.38
                                                                ----------
                                                                ----------

                         AGOURON PHARMACEUTICALS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
 (THE FINANCIAL INFORMATION AS OF MARCH 31, 1996 AND FOR THE NINE MONTHS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED.)

NOTE 7 -- STOCKHOLDERS' EQUITY (CONTINUED)
EMPLOYEE STOCK PURCHASE PLAN

    In December 1992, the shareholders approved an Employee Stock Purchase Plan ("ESPP") which commenced on January 1, 1993. Under the ESPP, 250,000 shares of common stock have been reserved for issuance and 190,613 shares were available for purchase at June 30, 1995 and 172,789 shares remain available for purchase at March 31, 1996. Eligible employees may purchase shares of the Company's common stock through payroll deductions at prices equal to 85% of the fair market value of the common stock on either the first or last day of a purchase period. During the nine months ended March 31, 1996, 11,693 shares were issued at a price of $19.98 per share and 6,131 shares were issued at a price of $9.88 per share. During 1995, 25,524 shares were issued at a price of $9.24 per share and 6,145 shares were issued at a price of $9.88 per share. During 1994, 10,073 shares were issued at a price of $8.2875 per share and 9,220 shares were issued at a price of $9.35 per share. During 1993, 8,425 shares were issued at a price of $8.2875 per share.

STOCK WARRANT

    As part of certain financing arrangements in 1986, the Company issued a warrant to purchase 45,000 shares of the Company's common stock at a per share price of $6.30. This warrant is currently exercisable and expires in July 1996.

NOTE 8 -- COMMITMENTS AND CONTINGENCIES
    Certain scientific instrumentation and computer and other equipment are subject to leases which are classified as capital leases. At June 30, 1994 and 1995 and March 31, 1996, $2,601,000 ($624,000, net), $2,364,000 ($227,000, net)
and $1,118,000 ($532,000, net) of such leased equipment were included in property and equipment.

    Rental expenses (principally for leased facilities under long-term operating lease commitments) were $1,502,000, $1,973,000, $2,198,000 and $1,874,000 for
1993, 1994, 1995 and the nine months ended March 31, 1996. Future minimum payments for capital and operating leases at June 30, 1995 are as follows:

                                                                 CAPITAL
                                                                 LEASES      OPERATING LEASES
                                                              -------------  ----------------
1996........................................................   $   350,000    $    2,579,000
1997........................................................        56,000         2,565,000
1998........................................................        37,000         2,244,000
1999........................................................         8,000         2,295,000
2000........................................................       --              2,411,000
Thereafter..................................................       --              2,291,000
                                                              -------------  ----------------
Total minimum lease payments................................       451,000    $   14,385,000
                                                                             ----------------
                                                                             ----------------
Less amount representing interest...........................       (34,000)
                                                              -------------
Obligation under capital leases.............................   $   417,000
                                                              -------------
                                                              -------------

    The Company is involved in certain legal proceedings generally incidental to its normal business activities. While the outcome of any such proceedings cannot be accurately predicted, the Company does not believe the ultimate resolution of any such existing matters should have a material adverse effect on its financial position or results of operations.

                         AGOURON PHARMACEUTICALS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
 (THE FINANCIAL INFORMATION AS OF MARCH 31, 1996 AND FOR THE NINE MONTHS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED.)

NOTE 9 -- SUBSEQUENT EVENT
    On August 24, 1995, the Company received a $24,000,000 milestone payment from JT along with JT's commitment to continue with the clinical development of Viracept. JT's actions were taken after their review and evaluation of a number of factors including certain results from two pilot phase II clinical studies of Viracept.

SUPPLEMENTAL FINANCIAL INFORMATION (UNAUDITED)

ROCHE LETTER OF INTENT

    On June 19, 1996, the Company and F. Hoffmann-La Roche Ltd of Basel, Switzerland, and Hoffmann-La Roche Inc. of Nutley, New Jersey, signed a binding letter of intent to jointly complete the worldwide development of two anti-cancer drugs currently being developed by Agouron (Thymitaq, an inhibitor of the enzyme thymidylate synthase, and AG3340, an inhibitor of certain matrix metalloprotease enzymes) and to collaborate on an additional early-stage anti-cancer drug discovery program (initially targeting cdk4, a member of a family of enzymes (cyclin dependent kinases) that regulate the transitions between phases in the life cycles of all cells). In connection with the signing of the letter of intent, the Company has received an initial license fee of $15 million for Thymitaq and AG3340. Additional payments of up to $40 million for Thymitaq and AG3340 and $20 million for cdk4 will accrue to the Company if certain development milestones are satisfied in the future. Roche is to fund 80% of the future development costs of Thymitaq and AG3340. Roche is to pay an annual research fee of $3 million in support of cdk4 and 80% of any post-research development costs of cdk4. In North America, Agouron and Roche will cooperatively market and share the profits from the sales of any approved products from the three programs. Outside of North America, Roche will lead the commercialization of any products and will pay Agouron a royalty on net sales or, in certain circumstances, will share profits with Agouron.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                              -------------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Available Information...................................................     2
Incorporation of Certain Information By Reference.......................     2
Prospectus Summary......................................................     3
Risk Factors............................................................     5
Use of Proceeds.........................................................    11
Capitalization..........................................................    11
Price Range of Common Stock and Dividend Policy.........................    12
Dilution................................................................    12
Selected Financial Data.................................................    13
Management's Discussion and Analysis of Financial Condition and Results
 of Operations..........................................................    14
Business................................................................    17
Management..............................................................    30
Description of Securities...............................................    33
Underwriting............................................................    34
Legal Matters...........................................................    35
Experts.................................................................    35
Financial Statements....................................................   F-1

                                2,500,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                               -----------------

                              P R O S P E C T U S

                               -----------------

                            PAINEWEBBER INCORPORATED

                               ALEX. BROWN & SONS
                                  INCORPORATED

                             ---------------------

                                         1996

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of the Common Stock being registered. All amounts shown are estimates, except the registration fee and the NASD filing fee.

Securities and Exchange Commission Registration Fee.......................  $  38,912
NASD Filing Fee...........................................................     11,785
Transfer Agent's Fee and Expenses.........................................     10,000
Accounting Fees and Expenses..............................................    100,000
Legal Fees and Expenses...................................................     50,000
Blue Sky Fees and Expenses (including legal fees and expenses)............     10,000
Printing and Engraving....................................................     85,000
Miscellaneous.............................................................     44,303
                                                                            ---------
                                                                            $ 350,000
                                                                            ---------
                                                                            ---------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 317 of the California General Corporation Law generally provides indemnification to officers and directors of the Company against expenses, judgments, fines and amounts paid in settlement under certain conditions and subject to certain limitations.

    Article VII of the articles of incorporation of the Company provides that liability of the directors of the Company for monetary damages shall be eliminated to the fullest extent permissible under California law. Further,
Article VIII of the articles of incorporation authorizes the Company to provide indemnification of agents (as defined in Section 317) for breach of duty to the Company and its shareholders through bylaw provisions or through agreements with such agents, or both, in excess of the indemnification otherwise permitted by
Section 317, subject to the limits  on such excess indemnification set forth  in
Section 317.

    Section 3.15 of the bylaws of the Company authorizes the Company to indemnify any person who was or is a party, or is threatened to be made a party, to any proceeding (other than actions by or in the right of the Company to procure a judgment in its favor) by reason of the fact that such person is or was an agent of the Company, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the Company. Section 3.15 also authorizes the Company to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was an agent of the Company against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action if such person acted in good faith.

    Any indemnification under Section 3.15 is to be made by the Company only if authorized in the specific case upon determination that indemnification of the agent is proper in the circumstances because the agent has met the applicable standard of conduct required by Paragraphs 3.15.2 or 3.15.3 of the bylaws.

    Pursuant to authorization provided under the articles of incorporation and the bylaws, the Company has entered into indemnification agreements with each of its present directors. The Company has also entered into similar agreements with certain of the Company's officers who are not directors. Generally, the indemnification agreements attempt to provide the maximum protection permitted by California law as it may be amended from time to time. Moreover, the indemnification agreements provide for certain additional indemnification. Under such additional indemnification provisions, however, an individual will not receive indemnification for judgments, settlements or expenses if he or she is found liable to the Company (except to the extent the court determines he or she is fairly and reasonably entitled to indemnity for expenses) for settlements not approved by the Company or for settlements and expenses if the settlement is not approved by the court. The indemnification agreements provide for the Company to advance to the individual any and all reasonable expenses (including legal fees and expenses) incurred in investigating or defending any such action, suit or proceeding. In order to receive an advance of expenses, the individual must submit to the Company copies of invoices presented to him or her for such expenses. Also, the individual must repay such advances upon a final judicial decision that he or she is not entitled to indemnification.

    Section 3.15 of the bylaws also provides that, in the event of a determination by the Board of Directors of the Company to purchase insurance for certain of its agents, the Company shall purchase and maintain insurance on behalf of any such agent against liability asserted against or incurred by the agent in such capacity or arising out of the agent's status, whether or not the Company would have the power to indemnify the agent against such liability under the provisions of Section 3.15.

    The Company has in effect directors and officers liability insurance policies which insure directors and officers of the Company. The policies expire on October 13, 1996. Although the Company intends to renew the policies on or before their expiration date, there can be no assurance that the policies will be renewed on terms acceptable to the Company. Under the policies, the directors and officers of the Company are insured against loss arising from claims made against them due to wrongful acts while acting in their individual and collective capacities as directors and officers, subject to certain exclusions. In addition, the policies insure the Company against losses for which its directors and officers are entitled to indemnification, subject to a retention of $250,000 payable by the Company. The policies are "claims made" policies and provide coverage only for losses arising out of claims first made against the Company and reported to the insurer during the policy period.

ITEM 16.  EXHIBITS

    The following is a list  of all exhibits filed  as part of the  Registration
Statement:


EXHIBIT
NUMBER    DESCRIPTION
- ------    ----------------------------------------------------------------------
 1.1+     Form of Underwriting Agreement (Proof of June 21, 1996).

 4*       Restated Articles of Incorporation.

 5+       Opinion of Ferris, Britton & Proctor, A P.C., Regarding Legality.

23.1      Consent of Independent Accountants.

23.2+     Consent of Counsel for Company (contained in Exhibit 5).

24        Power of Attorney of Board of Directors (contained on signature page of this Registration Statement).


- ------------------------
* Incorporated by Reference to Form 10-Q for the Quarter ended December 31,
1992.
+ Previously filed.

ITEM 17.  UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant, pursuant to the foregoing provisions, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    THE UNDERSIGNED REGISTRANT HEREBY UNDERTAKES THAT:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's Annual Report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 24th day of July, 1996.


                                          AGOURON PHARMACEUTICALS, INC.


                                          By:        /s/ GARY E. FRIEDMAN


                                             -----------------------------------

                                                      Gary E. Friedman,


                                               VICE PRESIDENT, GENERAL COUNSEL
                                                        AND SECRETARY


    Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


                      SIGNATURE                                          TITLE                         DATE
- ------------------------------------------------------  ----------------------------------------  ---------------

                   * PETER JOHNSON
     -------------------------------------------        President, Chief Executive Officer and     July 24, 1996
                    Peter Johnson                        Director

                 /s/ STEVEN S. COWELL
     -------------------------------------------        Vice President, Finance and Chief          July 24, 1996
                   Steven S. Cowell                      Financial Officer

                 /s/ GARY E. FRIEDMAN
     -------------------------------------------        Vice President, General Counsel,           July 24, 1996
                   Gary E. Friedman                      Secretary and Director

                  * JOHN N. ABELSON
     -------------------------------------------        Director                                   July 24, 1996
                   John N. Abelson

                * PATRICIA M. CLOHERTY
     -------------------------------------------        Director                                   July 24, 1996
                 Patricia M. Cloherty

                     * A.E. COHEN
     -------------------------------------------        Director                                   July 24, 1996
                      A.E. Cohen

                 * MICHAEL E. HERMAN
     -------------------------------------------        Director                                   July 24, 1996
                  Michael E. Herman

                 * IRVING S. JOHNSON
     -------------------------------------------        Director                                   July 24, 1996
                  Irving S. Johnson

                      SIGNATURE                                          TITLE                         DATE
- ------------------------------------------------------  ----------------------------------------  ---------------
                * ANTONIE T. KNOPPERS
     -------------------------------------------        Director                                   July 24, 1996
                 Antonie T. Knoppers

                  * MELVIN I. SIMON
     -------------------------------------------        Director                                   July 24, 1996
                   Melvin I. Simon

          *By:         /s/ GARY E. FRIEDMAN
        --------------------------------------
                     Gary E. Friedman                                                              July 24, 1996
                     ATTORNEY IN FACT

                                 EXHIBIT INDEX


EXHIBIT
NUMBER  DESCRIPTION                                                        PAGE
- ------  -----------------------------------------------------------------  ----
 1.1+   Form of Underwriting Agreement (Proof of June 21, 1996)..........
 4*     Restated Articles of Incorporation
 5+     Opinion of Ferris, Britton & Proctor, A P.C., Regarding Legality
23.1    Consent of Independent Accountants...............................
23.2+   Consent of Counsel for Company (contained in Exhibit 5)
24      Power of Attorney of Board of Directors (contained on signature page of this Registration Statement)............................


- ------------------------
* Incorporated  by Reference  to Form  10-Q for  the Quarter  ended December 31,
  1992.
+Previously filed.